The information in this preliminary prospectus supplement and the accompanying base shelf prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying base shelf prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to General Instruction II.L. of Form F-10
File No. 333-212751

Subject to Completion, Dated August 15, 2016

US$

7,500,000 Class A Subordinate Voting Shares

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated August 5, 2016 (the “Shelf Prospectus”), qualifies the distribution (the “Offering”) of Class A subordinate voting shares (the “Class A Subordinate Voting Shares”) in the share capital of Shopify Inc. (the “Company”, “Shopify”, “us” or “we”) at a price of $ per Class A Subordinate Voting Share (the “Offering Price”). An aggregate of 7,500,000 Class A Subordinate Voting Shares are being distributed under this Prospectus Supplement. The Offering consists of a treasury offering by us of 5,000,000 Class A Subordinate Voting Shares (the “Treasury Shares”) and a secondary offering by the Selling Shareholders (as defined herein) of an aggregate of 2,500,000 Class A Subordinate Voting Shares (the “Secondary Shares”, and together with the Treasury Shares, the “Offered Shares”).

Our Class A Subordinate Voting Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “SHOP” and on the Toronto Stock Exchange (the “TSX”) under the symbol “SH”. On August 12, 2016, the closing prices of the Class A Subordinate Voting Shares on the NYSE and the TSX were $39.38 and C$51.06, respectively.

Price: US$       per Offered Share

	Price to the Public	Underwriters’ Discounts and Commissions(1)	Net Proceeds to the Company	Net Proceeds to the Selling Shareholders
Per Offered Share	US$	US$	US$	US$
Total Offering	US$	US$	US$	US$

Notes:

(1)	See “Underwriting” beginning on page S-10 for additional information regarding underwriting compensation.

An investment in Offered Shares involves significant risks that should be carefully considered by prospective investors before purchasing Offered Shares. The risks outlined in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with any investment in Offered Shares. See “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors.”

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state or Canadian securities regulator has approved or disapproved of the securities offered hereby, passed upon the accuracy or adequacy of this Prospectus Supplement and the accompanying Shelf Prospectus or determined if this Prospectus Supplement and the accompanying Shelf Prospectus are truthful or complete. Any representation to the contrary is a criminal offence.

This Offering is being made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus Supplement and the accompanying Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. We prepare our annual financial statements and our interim financial statements in accordance with accounting principles generally accepted in the United States of America.

Purchasers of the Offered Shares should be aware that the acquisition of such Offered Shares may have tax consequences both in the United States and in Canada. This Prospectus Supplement may not describe these tax consequences fully. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations for U.S. Residents”.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada, and that all or a substantial portion of the assets of the Company and said persons are located outside of the United States. See “Enforceability of Civil Liabilities”.

MORGAN STANLEY	CREDIT SUISSE	RBC CAPITAL MARKETS
CANACCORD GENUITY	PACIFIC CREST SECURITIES a division of KeyBanc Capital Markets	PIPER JAFFRAY	RAYMOND JAMES

The date of this prospectus supplement is                   , 2016.

The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of a registration statement on Form F-10 (the “Registration Statement”) filed with the SEC.

The Company will use the net proceeds of the Offering of Treasury Shares as described in this Prospectus Supplement. See “Use of Proceeds”. We will not receive any proceeds from the sale of Secondary Shares by the Selling Shareholders. See “The Selling Shareholders”. All expenses incurred in connection with the preparation and filing of this Prospectus Supplement will be paid by the Company.

All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

The Offering is being made concurrently in the United States and in each of the provinces and territories of Canada. The Offered Shares will be offered by Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC, RBC Dominion Securities Inc., Pacific Crest Securities, a division of KeyBanc Capital Markets Inc., Raymond James & Associates, Inc., Canaccord Genuity Inc. and Piper Jaffray & Co. (collectively, the “Underwriters”). The Offered Shares will be offered in the United States through certain of the Underwriters, either directly or indirectly, through their respective U.S. broker-dealer affiliates or agents. The Offered Shares will be offered in each of the provinces and territories of Canada through certain of the Underwriters or their Canadian affiliates who are registered to offer the Offered Shares for sale in such provinces and territories, or through such other registered dealers as may be designated by the Underwriters. Subject to applicable law, the Underwriters may offer Offered Shares outside of the United States and Canada. See “Underwriting”.

The Company has two classes of issued and outstanding shares: the Class A Subordinate Voting Shares and the Class B multiple voting shares. The Class B multiple voting shares carry a greater number of votes per share relative to the Class A Subordinate Voting Shares. The Class A Subordinate Voting Shares are therefore “restricted securities” within the meaning of such term under applicable Canadian securities laws. The Class A Subordinate Voting Shares and the Class B multiple voting shares are substantially identical with the exception of the multiple voting and conversion rights attached to the Class B multiple voting shares. Each Class A Subordinate Voting Share is entitled to one vote and each Class B multiple voting share is entitled to ten votes on all matters requiring shareholder approval, and holders of Class A Subordinate Voting Shares and Class B multiple voting shares will vote together on all matters subject to a vote of holders of both those classes of shares as if they were one class of shares, except to the extent that a separate vote of holders as a separate class is required by law or provided by our restated articles of incorporation. The Class B multiple voting shares are convertible into Class A Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof and automatically in certain other circumstances. The holders of Class A Subordinate Voting Shares benefit from contractual provisions that give them certain rights in the event of a take-over bid for the Class B multiple voting shares. See “Description of the Share Capital of the Company–Take-Over Bid Protection” in the Shelf Prospectus. Upon completion of the Offering and assuming no exercise of the Over-Allotment Option or other issuances of Class A Subordinate Voting Shares or Class B multiple voting shares as a result of the exercise of options or conversion of shares, the Company’s issued and outstanding share capital will consist of 74,392,501 Class A Subordinate Voting Shares and 13,062,074 Class B multiple voting shares. See “Description of the Share Capital of the Company” in the Shelf Prospectus.

The Secondary Shares will be severally sold by Bessemer Venture Partners VII L.P.; Bessemer Venture Partners VII Institutional L.P.; BVP VII Special Opportunity Fund L.P.; an entity controlled by Tobias Lütke, our Chief Executive Officer; Russell Jones, our Chief Financial Officer; an entity owned by an entity of which Harley Finkelstein, our Chief Operating Officer, is a trustee; an entity owned by an entity of which Daniel Weinand, our Chief Design Officer, is a trustee; Craig Miller, our Chief Marketing Officer; Joseph Frasca, our Senior Vice-President, General Counsel and Secretary; Brittany Forsyth, our Senior Vice-President of Human Relations; and Toby Shannan, our Senior Vice-President of Support (collectively, the “Selling Shareholders”). The Selling Shareholders currently own, control or direct an aggregate of approximately 9.93% of our issued and outstanding Class A Subordinate Voting Shares and 63.17% of our issued and outstanding Class B multiple voting shares, collectively representing approximately 45.36% of the voting power attached to all of our issued and outstanding shares. After giving effect to the Offering and assuming no exercise of the Over-Allotment Option and no other issuances of Class A Subordinate Voting Shares or Class B multiple voting shares as a result of the exercise of options or conversion of shares other than by the Selling Shareholders, the Selling Shareholders will own, control or direct an aggregate of approximately 6.87% of our issued and outstanding Class A Subordinate Voting Shares and 61.54% of our issued and outstanding Class B multiple voting shares, collectively representing approximately 41.70% of the voting power attached to all of our issued and outstanding shares. See “The Selling Shareholders”.

The Underwriters, as principals, conditionally offer the Offered Shares qualified under this Prospectus Supplement, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement, as described under “Underwriting”. The validity of the Class A Subordinate Voting Shares being offered by this Prospectus Supplement and other legal matters concerning the Offering relating to Canadian law will be passed upon for us by Stikeman Elliott LLP. Certain legal matters in connection with the Offering relating to U.S. law will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Blake, Cassels & Graydon LLP, with respect to Canadian law, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, with respect to U.S. law.

In accordance with and subject to applicable laws, the Underwriters may, in connection with this Offering, over-allot or effect transactions that stabilize or maintain the market price of the Offered Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. After the Underwriters have made reasonable efforts to sell the Offered Shares at the Offering Price, the Underwriters may offer the Offered Shares to the public at prices lower than the Offering Price. Any such reduction will not affect the proceeds of this Offering to be received by the Company or the Selling Shareholders. See “Underwriting”.

The Company has applied to list the Treasury Shares distributed under this Prospectus Supplement on the TSX and the NYSE. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and of the NYSE.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about                , 2016, or such earlier or later date as the Company, the Selling Shareholders and the Underwriters may agree, but in any event no later than                , 2016 (the “Closing Date”).

It is expected that the Company will arrange for the instant deposit of the Offered Shares under the book-based system of registration, to be registered to The Depository Trust Company (“DTC”) and deposited with DTC on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer who is a DTC participant and from or through whom a beneficial interest in the Offered Shares is purchased. See “Underwriting”.

Unless otherwise indicated, the disclosure contained in this Prospectus Supplement assumes that the Over-Allotment Option has not been exercised.

TABLE OF CONTENTS FOR THIS PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS FOR THE BASE SHELF PROSPECTUS

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of this Offering.

We and the Selling Shareholders have not, and the Underwriters have not, authorized anyone to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein). We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), you should rely on the information in this Prospectus Supplement. The Offered Shares are not being offered in any jurisdiction where the offer or sale is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. We do not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Shelf Prospectus and such information is not incorporated by reference herein or therein.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof.

Copies of the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus may be obtained on request without charge from the Corporate Secretary of the Company at 150 Elgin Street, 8th Floor, Ottawa, Ontario, Canada, K2P 1L4, and are also available electronically at www.sedar.com (“SEDAR”) and www.sec.gov (“EDGAR”).

The following documents, filed by the Company with securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Shelf Prospectus:

(a)	Shopify’s audited consolidated financial statements as at December 31, 2015 and December 31, 2014 and for each of the three years in the period ended December 31, 2015, together with the notes thereto and the auditors’ report thereon;
(b)	Shopify’s Management’s Discussion and Analysis for the year ended December 31, 2015 (the “2015 Annual MD&A”);
(c)	Shopify’s annual report on Form 20-F dated February 16, 2016 for the year ended December 31, 2015 (which, for purposes of applicable Canadian securities laws, constitutes our annual information form) (the “Annual Report”);
(d)	Shopify’s Management Information Circular dated May 4, 2016 in connection with the annual general meeting of the shareholders of Shopify held on June 8, 2016;
(e)	Shopify’s unaudited interim condensed consolidated financial statements for the six-month periods ended June 30, 2016 and 2015, together with the notes thereto (the “Q2 2016 Financial Statements”); and

(f)	Shopify’s Management’s Discussion and Analysis for the six-month periods ended June 30, 2016 and 2015 (the “Q2 2016 MD&A”).

Any statement contained in this Prospectus Supplement, in the accompanying Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in the accompanying Shelf Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the accompanying Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement.

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information) and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of the Company, filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and during the period that this Prospectus Supplement is effective, shall be deemed to be incorporated by reference into this Prospectus Supplement. In addition, all documents filed on Form 6-K or Form 40-F by the Company with the SEC on or after the date of this Prospectus Supplement shall be deemed to be incorporated by reference into the Registration Statement, of which this Prospectus Supplement forms a part, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Shelf Prospectus, and we disclaim any such incorporation by reference.

MARKETING MATERIALS

Before filing the final prospectus supplement in respect of this Offering, we and the Underwriters intend to hold road shows that potential investors in the United States and in certain of the provinces and territories of Canada will be able to attend. We and the Underwriters may provide marketing materials to those potential investors in connection with those road shows.

In doing so, we and the Underwriters are relying on a provision in applicable Canadian securities legislation that allows issuers in certain U.S. cross-border offerings to not have to file marketing materials relating to those road shows on the SEDAR website at www.sedar.com or include or incorporate by reference those marketing materials in the final prospectus supplement in respect of this Offering. To rely on this exemption, we and the Underwriters must give contractual rights to Canadian investors in the event the marketing materials contain a misrepresentation.

Accordingly, we and the Underwriters signing the certificate contained in this Prospectus Supplement in respect of this Offering have agreed that in the event the marketing materials relating to the road shows described above contain a misrepresentation (as defined in securities legislation in each of the provinces and territories of Canada, other than Québec), a purchaser resident in a province or territory of Canada, other than Québec, who was provided with those marketing materials in connection with the road shows and who purchases Offered Shares under this Prospectus Supplement in respect of this Offering during the period of distribution shall have, without regard to whether the purchaser relied on the misrepresentation, rights against us and each such Underwriter with respect to the misrepresentation which are equivalent to the rights under the securities legislation of the jurisdiction of Canada where the purchaser is resident, subject to the defences, limitations and other terms of that legislation, as if the misrepresentation was contained in this Prospectus Supplement in respect of this Offering.

However, this contractual right does not apply (i) to the extent that the contents of the marketing materials relating to the road shows have been modified or superseded by a statement in this Prospectus Supplement in respect of this Offering, and (ii) to any “comparables” (as such term is defined in National Instrument 41-101 - General Prospectus Requirements) in the marketing materials provided in accordance with applicable securities legislation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Shelf Prospectus, and the documents incorporated herein and therein by reference contain forward-looking statements about Shopify’s business outlook, objectives, strategies, plans, strategic priorities and results of operations as well as other statements that are not historical facts. A statement Shopify makes is forward-looking when it uses what Shopify knows and expects today to make a statement about the future. In some cases, you can identify forward-looking statements by words such as “may”, “might”, “will”, “should”, “could”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “continue”, or the negative of these terms or other similar words. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All such forward-looking statements are made under the provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and forward-looking information within the meaning of applicable Canadian securities legislation.

Specifically, without limiting the generality of the foregoing, all statements included in this Prospectus Supplement and in the accompanying Shelf Prospectus, including the documents incorporated by reference herein and therein, that address activities, events or developments that Shopify expects or anticipates will or may occur in the future, and other statements that are not historical facts, are forward-looking statements. These statements are based upon our management’s perception of historic trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Although we believe that the plans, intentions, expectations, assumptions and strategies reflected in these forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors, including but not limited to the risks described in detail in the section entitled “Risk Factors” and elsewhere in documents incorporated by reference herein, that may cause our actual results to be materially different from any future results expressed or implied by these forward-looking statements. Accordingly, prospective purchasers should not place undue reliance on the forward-looking statements contained in this Prospectus Supplement and the Shelf Prospectus, or in the documents incorporated by reference herein or therein.

Forward-looking statements made in this Prospectus Supplement, the accompanying Shelf Prospectus, and in the documents incorporated herein and therein by reference are based on a number of assumptions that Shopify believed were reasonable on the day it made the forward-looking statements. Refer to the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus for certain assumptions that Shopify has made in preparing forward-looking statements. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

The forward-looking statements in this Prospectus Supplement and the accompanying Shelf Prospectus represent our views as of the date hereof and thereof and forward-looking statements contained in the documents incorporated herein and therein by reference represent our views as of the date of such documents, unless otherwise indicated in such documents. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law.

Prospective purchasers are cautioned that the risks referred to above are not the only ones that could affect Shopify. Additional risks and uncertainties not currently known to Shopify or that Shopify currently deems to be immaterial may also have a material adverse effect on Shopify's financial position, financial performance, cash flows, business or reputation.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated under and governed by the Canada Business Corporations Act (the “CBCA”). Most of our directors and officers reside principally in Canada, and the majority of our assets and all or a substantial portion of the assets of these persons is located outside the United States. Additionally, except for Bessemer Venture Partners VII L.P., Bessemer Venture Partners VII Institutional L.P. and BVP VII Special Opportunity Fund L.P., each of the Selling Shareholders reside principally in Canada, and all or a substantial portion of their assets is located outside the United States. The Company has appointed an agent for service of process in the United States. It may be difficult for investors who reside in the United States to effect service of process in the United States upon the Company and the Selling Shareholders who reside principally in Canada, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our Registration Statement of which this Prospectus Supplement forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed The Corporation Trust Company as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

We express all amounts in this Prospectus Supplement in U.S. dollars, except where otherwise indicated. References to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars.

The following table sets forth, for the periods indicated, the high, low, average and end of period noon rates of exchange for one U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada during the respective periods.

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
Highest rate during the period	1.4589	1.2803	1.3990	1.1643	1.0697
Lowest rate during the period	1.2544	1.1728	1.1728	1.0614	0.9839
Average noon spot rate for the period	1.3302	1.2354	1.2787	1.1045	1.0299
Period end	1.3009	1.2474	1.3840	1.1601	1.0636

On August 12, 2016, the Bank of Canada noon rate was $1.00 = C$1.2945.

WHERE YOU CAN FIND MORE INFORMATION

Shopify files certain reports with, and furnishes other information to, each of the SEC and certain securities regulatory authorities of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. As a foreign private issuer, Shopify is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and Shopify’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Shopify’s reports and other information filed or furnished with or to the SEC are available from EDGAR at www.sec.gov, as well as from commercial document retrieval services. You may also read (and by paying a fee, copy) any document Shopify files with or furnishes to the SEC at the SEC’s public reference room in Washington, D.C. (100 F Street N.E., Washington, D.C. 20549). Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You may also inspect Shopify’s SEC filings at the NYSE, 20 Broad Street, New York, New York 10005. Shopify’s Canadian filings are available on SEDAR at www.sedar.com.

Shopify has filed with the SEC under the Securities Act the Registration Statement relating to the securities being offered hereunder, of which this Prospectus Supplement forms a part. This Prospectus Supplement does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement but contained in the Registration Statement will be available on the SEC’s website at www.sec.gov.

SHOPIFY INC.

Shopify provides the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants use our software to run their business across all of their sales channels, including web and mobile storefronts, social media storefronts, and physical retail locations. As the number of channels over which merchants transact continues to expand, the importance of a multi-channel platform that is both fully integrated and easy to use increases. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, ship orders, build customer relationships and leverage analytics and reporting all from one integrated back office. Commerce transacted over mobile devices continues to grow more rapidly than desktop transactions. For several years Shopify has focused on enabling mobile commerce and our merchants will soon be able to offer their customers the ability to quickly and securely check out by using Android Pay or Apple Pay on the web. Using Shopify Mobile, our iPhone and Android application, merchants have the ability to track and manage their business on the go. The Shopify platform has been engineered to enterprise-level standards and functionality while being designed for simplicity and ease-of-use. We have also designed our platform with a robust technical infrastructure able to manage large spikes in traffic and an application ecosystem to integrate additional functionality. We are constantly innovating and enhancing our platform, with our continuously deployed, multi-tenant architecture ensuring all of our merchants are always using the latest technology.

Shopify’s principal and registered office is located at 150 Elgin Street, 8th floor, Ottawa, Ontario, Canada K2P 1L4. Additional information about our business is included in the documents incorporated by reference into this Prospectus Supplement and the Shelf Prospectus.

THE SELLING SHAREHOLDERS

The following table sets out the ownership of Class A Subordinate Voting Shares and Class B multiple voting shares of the Selling Shareholders as of August 12, 2016 and as adjusted to reflect the completion of the Offering (assuming no exercise of the Over-Allotment Option).

	Shares Owned Before the Offering			Shares Owned Upon Completion of the Offering
Name	Number of Class B Multiple Voting Shares	Number of Class A Subordinate Voting Shares	Number of Shares Being Sold in the Offering	Number of Class B Multiple Voting Shares	Number of Class A Subordinate Voting Shares	Percentage of Outstanding Shares(1)	Percentage of Total Voting Power(1)
Entities affiliated with Bessemer Venture Partners(2)	—	5,051,882	1,500,000	—	3,551,882	4.06%	1.73%
						(3.58%)	(1.22%)
Tobias Lütke(3)	8,489,000	160,800	500,000	7,989,000	160,800	9.32%	39.05%
						(8.22%)	(31.54%)
Harley Finkelstein(4)	—	121,103	100,000	—	21,103	*	*
						(* )	(1.75%)
Russell Jones(5)	78,116	27,500	100,000	—	27,500	*	*
						(* )	(2.01%)
Craig Miller(6)	50,000	—	100,000	50,000	—	*	*
						(* )	(2.52%)
Daniel Weinand(7)	—	1,443,273	100,000	—	1,343,273	1.54%	*
						(1.35%)	(* )
Joseph Frasca(8)	—	—	15,000	—	—	—	*
							(* )
Brittany Forsyth(9)	—	4,067	35,000	—	4,067	*	*
						(* )	(* )
Toby Shannan(10)	—	—	50,000	—	—	—	*
							(* )

Notes:

*	Less than one percent

(1)	Assumes completion of the Offering and no exercise of the Over-Allotment Option, but no other issuances of Class A Subordinate Voting Shares or Class B multiple voting shares as a result of the exercise of options or conversion of shares. Percentages in brackets are on a fully diluted basis.
(2)	Reflects shares held, in the aggregate, by BVP VII Special Opportunity Fund L.P. (“BVP VII SOF”), Bessemer Venture Partners VII L.P. (“BVP VII”) and Bessemer Venture Partners VII Institutional L.P. (“BVP VII Inst.” and collectively with BVP VII SOF and BVP VII, the “BVP Funds”). BVP VII SOF holds 2,728,014 Class A Subordinate Voting Shares. BVP VII holds 1,616,604 Class A Subordinate Voting Shares. BVP VII Inst. holds 707,264 Class A Subordinate Voting Shares. Deer VII & Co. L.P. (“Deer VII L.P.”) is the general partner of the BVP Funds. Deer VII & Co. Ltd. (“Deer VII Ltd.”) is the general partner of Deer VII L.P. Each of Deer VII L.P. and Deer VII Ltd. may be deemed to have voting and dispositive power over the shares held by the BVP Funds. J. Edmund Colloton, David J. Cowan, Byron B. Deeter, Robert P. Goodman, Jeremy S. Levine and Robert M. Stavis are the directors of, and have economic interests in, Deer VII Ltd. and as such the directors may be deemed to be beneficial owners (as such term is defined in General Instruction F of Form 20-F) of the shares held by the BVP Funds. Investment and voting decisions with respect to the shares held by the BVP Funds are made by the directors of Deer VII Ltd. acting as an investment committee. 810,000 Class A Subordinate Voting Shares are being sold in this Offering by BVP VII SOF, 480,000 Class A Subordinate Voting Shares are being sold in this Offering by BVP VII, and 210,000 Class A Subordinate Voting Shares are being sold in this Offering by BVP VII Inst.
(3)	Consists of 8,489,000 Class B multiple voting shares held by 7910240 Canada Inc. (of which 500,000 are being sold in this Offering), which Tobias Lütke is deemed to beneficially own. Also consists of 160,800 Class A Subordinate Voting Shares held by 7910240 Canada Inc. Tobias Lütke also holds 1,161,977 stock options issued under our Legacy Option Plan that are exercisable into Class B multiple voting shares. Tobias Lütke is our Chief Executive Officer and a director of Shopify.
(4)	Consists of 121,103 Class A Subordinate Voting Shares held directly by Harley Finkelstein (100,000 of which have been or will be transferred to 2480447 Ontario Inc. in connection with the transactions contemplated with respect to the Offering and will be sold in this Offering). 2480447 Ontario Inc. is owned by a trust, of which Harley Finkelstein is a trustee. The 100,000 Class A Subordinate Voting Shares held by 2480447 Ontario Inc. were originally acquired by Harley Finkelstein on January 19, 2016 upon the exercise of options at an exercise price of C$0.16 per share. Harley Finkelstein also holds 494,414 stock options issued under our Legacy Option Plan that are exercisable into Class B multiple voting shares; 55,000 stock options issued under our Stock Option Plan that are exercisable into Class A Subordinate Voting Shares; and 66,845 RSUs issued under our Long Term Incentive Plan that vest as Class A Subordinate Voting Shares.
(5)	Consists of 78,116 Class B multiple voting shares held directly by Russell Jones (all of which will be sold in this Offering). Also consists of 27,500 Class A Subordinate Voting Shares held in trust by R&J Jones Family Trust, for which Russell Jones serves as trustee. Russell Jones also holds 604,274 stock options issued under our Legacy Option Plan that are exercisable into Class B multiple voting shares. In connection with this Offering, Mr. Jones is exercising 21,884 of such options and converting the resulting Class B multiple voting shares into Class A Subordinate Voting Shares. The exercise price of these options is $0.152 per share.
(6)	Craig Miller also holds 783,246 stock options issued under our Legacy Option Plan that are exercisable into Class B multiple voting shares. In connection with this Offering, Mr. Miller is exercising 100,000 of such options and converting the resulting Class B multiple voting shares into Class A Subordinate Voting Shares. The exercise price of these options is $0.152 per share.
(7)	Consists of 1,334,273 Class A Subordinate Voting Shares held directly by Daniel Weinand and 109,000 Class A Subordinate Voting Shares held by 1950016 Ontario Inc., which is owned by a trust of which Daniel Weinand is a trustee. 100,000 of these shares will be sold in this Offering. Daniel Weinand also holds 80,670 stock options issued under our Legacy Option Plan that are exercisable into Class B multiple voting shares; 27,500 stock options issued under our Stock Option Plan that are exercisable into Class A Subordinate Voting Shares; and 33,423 RSUs issued under our Long Term Incentive Plan that vest as Class A Subordinate Voting Shares.
(8)	Joseph Frasca holds 110,335 stock options issued under our Legacy Option Plan that are exercisable into Class B multiple voting shares. In connection with this Offering, Mr. Frasca is exercising 15,000 of such options and converting the resulting Class B multiple voting shares into Class A Subordinate Voting Shares. The exercise price of these options is $4.22 per share.
(9)	Brittany Forsyth also holds 13,500 stock options issued under our Stock Option Plan that are exercisable into Class A Subordinate Voting Shares; 16,712 RSUs issued under our Long Term Incentive Plan that vest as Class A Subordinate Voting Shares; and 104,668 stock options issued under our Legacy Option Plan that are exercisable into Class B multiple voting shares. In connection with this Offering, Ms. Forsyth is exercising 35,000 of such options and converting the resulting Class B multiple voting shares into Class A Subordinate Voting Shares. 2,959 of these options have an exercise price of $4.22 per share, 7,708 of these options have an exercise price of $0.74 per share and 24,333 of these options have an exercise price of C$0.16 per share.
(10)	Toby Shannan holds 292,261 stock options issued under our Legacy Option Plan that are exercisable into Class B multiple voting shares. Mr. Shannan also holds 18,000 stock options issued under our Stock Option Plan that are exercisable into Class A Subordinate Voting Shares and 22,282 RSUs issued under our Long Term Incentive Plan that vest as Class A Subordinate Voting Shares. In connection with this Offering, Mr. Shannan is exercising 50,000 of such options and converting the resulting Class B multiple voting shares into Class A Subordinate Voting Shares. The exercise price of these options is C$0.16 per share.

USE OF PROCEEDS

The net proceeds from the sale of the Treasury Shares to be received by us are estimated to be approximately $          (assuming no exercise of the Over-Allotment Option) and $          (if the Over-Allotment Option is exercised in full) after deducting the Underwriters’ fee of $          (assuming no exercise of the Over-Allotment Option) and $          (if the Over-Allotment Option is exercised in full) but before deducting expenses of the Offering. We will not receive any of the proceeds of the sale of Secondary Shares by the Selling Shareholders.

We currently expect to use the net proceeds from this Offering to strengthen our balance sheet, providing us flexibility to fund our growth strategies that may include: increasing our investment in sales and marketing, research and development and general and administrative functions; investing in maintaining our high level of merchant service and support; continuing to invest in our network infrastructure; and future acquisitions. Pending their use, we intend to invest the net proceeds to us from this Offering in short-term, investment grade, interest bearing instruments or hold them as cash.

While we currently anticipate that we will use the net proceeds from the Offering as outlined above, the actual use of the net proceeds may vary depending upon numerous factors, including but not limited to our operating costs and capital expenditure requirements, our strategy relative to the market and other conditions in effect at the time. See “Risk Factors”.

DESCRIPTION OF THE SHARE CAPITAL OF THE COMPANY

Our authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, of which 68,592,501 were issued and outstanding as of August 12, 2016, an unlimited number of Class B multiple voting shares, of which 13,640,190 were issued and outstanding as of August 12, 2016, and an unlimited number of preferred shares, issuable in series, none of which were issued and outstanding as of August 12, 2016.

The Class B multiple voting shares carry a greater number of votes per share relative to the Class A Subordinate Voting Shares. The Class A Subordinate Voting Shares are therefore “restricted securities” within the meaning of such term under applicable Canadian securities laws. We are entitled to file this Prospectus Supplement and the Shelf Prospectus on the basis that we comply with Section 12.3(b) of National Instrument 41-101 – General Prospectus Requirements.

Except as described in the Shelf Prospectus, the Class A Subordinate Voting Shares and the Class B multiple voting shares have the same rights, are equal in all respects and are treated by the Company as if they were one class of shares. See “Description of the Share Capital of the Company” in the Shelf Prospectus for a detailed description of the attributes of our Class A Subordinate Voting Shares and Class B multiple voting shares.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company based on its unaudited consolidated financial statements as at June 30, 2016 on (i) an actual basis and (ii) an as-adjusted basis to take give effect to the Offering (assuming no exercise of the Over-Allotment Option) and the use of the net proceeds to the Company therefrom. This table should be read in conjunction with the Q2 2016 Financial Statements and the Q2 2016 MD&A, each of which is incorporated by reference in this Prospectus Supplement. There have been no material changes in the Company’s share and loan capital since June 30, 2016.

	As at June 30, 2016
	Actual	As Adjusted
	($ millions)
Cash, cash equivalents and short-term investments	$179.6	$
Long-term debt	$—	$
Shareholders’ equity
Class A Subordinate Voting Shares and Class B multiple voting shares	235.6
Additional paid-in-capital	18.2
Accumulated deficit and accumulated other comprehensive income	(65.0)
Total shareholders’ equity	188.8
Consolidated capitalization	$188.8	$

DIVIDEND POLICY

We have never declared or paid any dividends on our securities. We do not have any present intention to pay cash dividends on our Class A Subordinate Voting Shares and we do not anticipate paying any cash dividends on our Class A Subordinate Voting Shares in the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. However, any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

PRIOR SALES

We adopted a Fourth Amended and Restated Incentive Stock Option Plan (the “Legacy Option Plan”). Each option granted under our Legacy Option Plan is exercisable for one Class B multiple voting share. The Class B multiple voting shares are convertible into Class A Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof and automatically in certain other circumstances. No further awards will be made under the Legacy Option Plan, as all stock option awards made after the completion of our initial public offering, which was completed in May 2015, have been and will be made under our new stock option plan (the “Stock Option Plan”). Each option granted under the Stock Option Plan is exercisable for one Class A Subordinate Voting Share. We also have a long-term incentive plan (the “LTIP”) which provides for the grant of share units (“LTIP Units”), consisting of restricted share units (“RSUs”), performance share units and deferred share units. Each LTIP Unit represents the right to receive one Class A Subordinate Voting Share in accordance with the terms of the LTIP. For the 12-month period prior to the date hereof, the Company has issued or granted Class A Subordinate Voting Shares and securities convertible into Class A Subordinate Voting Shares as listed in the table set forth below:

Date	Type of Security Issued	Number of Securities Issued	Issuance/Exercise Price per Security ($)
August 8, 2015 to August 8, 2016	Options to purchase Class A Subordinate Voting Shares(1)	1,694,167	$27.92 (weighted average exercise price)

August 8, 2015 to August 8, 2016	RSUs(2)	1,920,539	—

August 8, 2015 to August 8, 2016	Class A Subordinate Voting Shares	59,072,699(3)	$17.00 (weighted average exercise price)(4)

August 8, 2015 to August 8, 2016	Class B multiple voting shares(5)	6,378,638	$0.59 (weighted average exercise price)

Notes:

(1)	Issued under the Stock Option Plan.
(2)	Issued under the LTIP.
(3)	Includes 6,958 shares issued upon the exercise of options pursuant to the Stock Option Plan and 59,065,741 shares issued as a result of conversions of Class B multiple voting shares.
(4)	Exercise price relates solely to shares issued upon the exercise of options pursuant to the Stock Option Plan.
(5)	Issued upon the exercise of options pursuant to the Legacy Option Plan.

TRADING PRICE AND VOLUME

The Class A Subordinate Voting Shares are listed and traded under the symbol “SHOP” on the NYSE and “SH” on the TSX.

The following table sets forth, for the periods indicated, the high and low trading prices in U.S. dollars and trading volumes of the Class A Subordinate Voting Shares on the NYSE.

Month	Price per Class A Subordinate Voting Share (US$) Monthly High	Price per Class A Subordinate Voting Share (US$) Monthly Low	Class A Subordinate Voting Share Total Volume for Period
August 2015	41.11	22.70	6,585,973
September 2015	37.95	25.55	7,209,503
October 2015	39.29	29.72	6,248,090
November 2015	33.93	25.53	15,346,665
December 2015	27.40	24.06	8,476,541
January 2016	26.50	18.48	9,667,163
February 2016	24.81	18.58	17,949,337
March 2016	28.78	22.01	15,627,610
April 2016	32.39	27.57	9,944,520
May 2016	31.88	24.96	15,259,068
June 2016	31.51	26.35	16,642,027
July 2016	34.76	30.00	17,780,900
August 1 to August 12, 2016	40.93	32.85	13,543,400

The following table sets forth, for the periods indicated, the high and low trading prices in Canadian dollars and trading volumes of the Class A Subordinate Voting Shares on the TSX.

Month	Price per Class A Subordinate Voting Share (C$) Monthly High	Price per Class A Subordinate Voting Share (C$) Monthly Low	Class A Subordinate Voting Shares Total Volume for Period
August 2015	53.50	30.50	540,593
September 2015	49.85	34.00	774,386
October 2015	51.29	39.49	910,695
November 2015	44.24	34.00	1,321,333
December 2015	37.44	33.25	640,572
January 2016	36.82	26.84	834,477
February 2016	34.26	25.85	1,505,155
March 2016	37.55	29.90	1,253,768
April 2016	40.99	36.20	815,274
May 2016	39.80	33.49	1,949,257
June 2016	41.00	34.45	1,701,602
July 2016	45.52	39.15	936,032
August 1 to August 12, 2016	53.11	42.94	909,371

UNDERWRITING

Under the terms and subject to the conditions in the Underwriting Agreement, the Underwriters named below, for whom Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and RBC Dominion Securities Inc. are acting as representatives, have severally agreed to purchase, and we and the Selling Shareholders have agreed to sell to them, severally, the aggregate number of Offered Shares indicated below:

Name	Number of Offered Shares
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
RBC Dominion Securities Inc.
Pacific Crest Securities, a division of KeyBanc Capital Markets Inc.
Raymond James & Associates, Inc.
Canaccord Genuity Inc.
Piper Jaffray & Co.
Total:	7,500,000

The representatives are collectively referred to as the “representatives”. The Underwriters are offering the Offered Shares subject to their acceptance of the Offered Shares from the Company and the Selling Shareholders and subject to prior sale. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of Offered Shares offered by this Prospectus Supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters may terminate their obligations under the Underwriting Agreement by notice given by Morgan Stanley & Co. LLC to the Company, if after the execution and delivery of the Underwriting Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, the NYSE, the NASDAQ Global Market or the TSX, (ii) trading of any securities of the Company shall have been suspended on the NYSE or the TSX, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by U.S. Federal, New York State or Canadian authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in Morgan Stanley & Co. LLC’s judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in Morgan Stanley & Co. LLC’s judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Offered Shares on the terms and in the manner contemplated in the Prospectus Supplement. The Underwriters are, however, obligated to take and pay for all of the Offered Shares if any such shares are taken. However, the Underwriters are not required to take or pay for the Offered Shares covered by the Over-Allotment Option unless and until the Over-Allotment Option is exercised.

The Offering is being made concurrently in the United States and in each of the provinces and territories of Canada, other than Québec. The Offered Shares will be offered in the United States through certain of the Underwriters listed above, either directly or indirectly, through their respective U.S. broker-dealer affiliates or agents. The Offered Shares will be offered in each of the provinces and territories of Canada, other than Québec, through certain of the Underwriters or their Canadian affiliates who are registered to offer the Offered Shares for sale in such provinces and territories, or through such other registered dealers as may be designated by the underwriters. Subject to applicable law, the Underwriters may offer Offered Shares outside of the United States and Canada. Neither Pacific Crest Securities, a division of KeyBanc Capital Markets Inc., nor Piper Jaffray & Co. is registered as a dealer in any Canadian jurisdiction and, accordingly, will only sell Offered Shares into the United States or in other jurisdictions outside of Canada and are not permitted and will not, directly or indirectly, solicit offers to purchase or sell any of the Offered Shares in Canada

The Underwriters initially propose to offer part of the Offered Shares directly to the public at the offering price listed on the cover page of this Prospectus Supplement and part to certain dealers. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the offering price specified on the cover page, the offering price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross price paid by the Underwriters to the Company and the Selling Shareholders. The Offered Shares are being offered in the United States and Canada in U.S. dollars.

We have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to 1,125,000 additional Class A Subordinate Voting Shares at the public offering price listed on the cover page of this Prospectus Supplement, less underwriting discounts and commissions. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the initial offering of the Class A Subordinate Voting Shares offered by this Prospectus Supplement. To the extent the option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same proportion of the additional Class A Subordinate Voting Shares as the number listed next to the Underwriter’s name in the preceding table bears to the total number of Offered Shares listed next to the names of all Underwriters in the preceding table.

The following table shows the per Offered Share and total price to the public, Underwriters’ discounts and commissions, net proceeds to the Company and net proceeds to the Selling Shareholders. These amounts are shown assuming both no exercise and full exercise of the Over-Allotment Option.

	No Exercise (per Offered Share)	Full Exercise (per Offered Share)	No Exercise (total)	Full Exercise (total)
Price to the Public	US$	US$	US$	US$
Underwriters’ Discounts and Commissions	US$	US$	US$	US$
Net Proceeds to the Company	US$	US$	US$	US$
Net Proceeds to the Selling Shareholders	US$	US$	US$	US$

The expenses of the Offering, estimated to be approximately US$         , will be paid for by us out of the gross proceeds of the offering of Treasury Shares. The Company will pay the expenses associated with the offering of the Secondary Shares, other than underwriting discounts and commissions. The total Underwriters’ discounts and commissions for the Offering will be paid proportionately by the Company and each of the Selling Shareholders based on the respective number of Offered Shares sold by each pursuant to the Offering.

We have agreed to reimburse the Underwriters for expenses relating to clearance of the Offering with the Financial Industry Regulatory Authority, Inc., or FINRA, in an amount up to $15,000.

The Company has applied to list the Treasury Shares distributed under this Prospectus Supplement on the TSX and the NYSE. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and of the NYSE.

The Company, all its directors and officers and the Selling Shareholders collectively representing 18.43% of our outstanding shares and options on a fully-diluted basis (each, a locked-up party), have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the Underwriters, the Company and they will not, during the period ending 75 days after the date of this Prospectus Supplement (the restricted period):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Class A Subordinate Voting Shares or Class B multiple voting shares of the Company (collectively, the subject shares) or any securities convertible into or exercisable or exchangeable for any subject shares or publicly disclose the intention to do so; or
•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the subject shares or such other securities;

whether any such transaction described above is to be settled by delivery of subject shares or such other securities, in cash or otherwise. In addition, we and each such locked-up party have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, on behalf of the Underwriters, we or such locked-up party will not, during the restricted period, make any demand for or exercise any right with respect to, the registration or qualification for distribution of any subject shares or any security convertible into or exercisable or exchangeable for any subject shares.

In respect of our directors, officers and Selling Shareholders who have signed lock-ups, the restrictions described in the immediately preceding paragraph do not apply to:

•	transactions relating to the subject shares or other securities acquired in open market transactions after the completion of this offering; provided that no filing or public announcement under Section 16(a) of the Exchange Act, under any Canadian securities laws or otherwise is required or voluntarily made during the restricted period in connection with any such subsequent sales of the subject shares or other securities acquired in such open market transactions;
•	the exercise of stock options or other similar awards granted pursuant to our equity incentive plans or the vesting or settlement of awards granted pursuant to our equity incentive plans (including the delivery and receipt of subject shares, other awards or any securities convertible into or exercisable or exchangeable for subject shares in connection with such vesting or settlement), provided that the foregoing restrictions shall apply to any locked-party’s subject shares or any security convertible into or exchangeable for such shares issued or received upon such exercise, vesting or settlement;
•	transfers of subject shares or any security convertible into or exercisable or exchangeable for such shares: (i) as a bona fide gift, including as a result of estate or intestate succession, or pursuant to a will or other testamentary document; (ii) if the locked-up party is a natural person, to a member of the immediate family of such locked-up party, any trust or other like entity for the direct or indirect benefit of such locked-up party or the immediate family of such locked-up party or to a corporation, partnership, limited liability company or other entity of which such locked-up party and the immediate family of such locked-up party are the direct or indirect legal and beneficial owners of all the outstanding equity securities or similar interests of such corporation, partnership, limited liability company or other entity; and (iii) if the locked-up party is a corporation, partnership, limited liability company or other entity, to any trust or other like entity for the direct or indirect benefit of such locked-up party or any affiliate (as defined in Rule 405 under the Securities Act), wholly-owned subsidiary, limited partner, member or stockholder of such locked-up party, to any affiliate, wholly-owned subsidiary, limited partner, member or stockholder of such locked-up party or to any investment fund or other entity controlled or managed by such locked up-party; provided that in the case of any transfer or distribution pursuant to this paragraph, no public filing or public announcement under Section 16(a) of the Exchange Act or Canadian securities laws, reporting a reduction in beneficial ownership of the subject shares, shall be required or shall be voluntarily made during the restricted period;
•	the sale of subject shares or other securities by officers or directors of the Company or their affiliates pursuant to an automatic share distribution plan established pursuant to Canadian securities laws in effect as of the date of the Underwriting Agreement, provided that the total number of subject shares sold pursuant to such plans shall not exceed 557,538 during the restricted period;
•	the establishment or modification of any trading plan that complies with Rule 10b5-1 under the Exchange Act or similar plan under Canadian securities laws for the transfer of subject shares, provided that (i) such plan does not provide for the transfer or modification of such shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act or Canadian securities laws, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer or modification of such shares may be made under such plan during the restricted period;
•	the transfer of subject shares or any security convertible into or exercisable or exchangeable for such shares to us, pursuant to agreements or rights in existence on the date hereof under which we have the option to repurchase such shares or a right of first refusal with respect to transfers of such shares, in each case, in connection with the termination of the locked-up party’s employment or other service relationship with us; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian securities laws required or voluntarily made during the restricted period shall clearly indicate that such transfer was made solely to the Company pursuant to the circumstances described above;
•	the transfer of subject shares or any securities convertible into or exercisable or exchangeable for such shares from a locked-up party to the Company (or the purchase and cancellation of same by us) upon a vesting event of our securities or upon the exercise of options to purchase such shares by a locked-up party, in each case on a “cashless” or “net exercise” basis, or to cover tax withholding obligations of such locked-up party in connection with such vesting or exercise; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian securities laws required or voluntarily made during the restricted period shall clearly indicate that such transfer was made pursuant to the circumstances described above;

•	the transfer of subject shares or any security convertible into or exercisable or exchangeable for such shares pursuant to a bona fide third-party tender offer, merger, amalgamation, consolidation or other similar transaction made to all holders of such shares involving a change of control of the Company, provided that in the event that the tender offer, merger, amalgamation, consolidation or other such transaction is not completed, such shares owned by such locked-up party shall remain subject to the restrictions described in the immediately preceding paragraph;
•	the exercise of any right with respect to, or the taking of any other action in preparation for, a registration by the Company of subject shares or any securities convertible into or exercisable or exchangeable for such shares, provided that no transfer of a locked-up party’s shares proposed to be registered pursuant to the exercise of such rights shall occur, and no registration statement shall be filed, during the restricted period; and further provided that no public announcement regarding such exercise or taking of such action shall be required or shall be voluntarily made during the restricted period;
•	any transfer of subject shares that occurs by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian securities laws required or voluntarily made during the restricted period shall clearly indicate that such transfer was made solely to the Company pursuant to the circumstances described above;
•	the conversion of Class B multiple voting shares into Class A Subordinate Voting Shares in accordance with their terms;
•	the sale of subject shares by the Selling Shareholders pursuant to the Underwriting Agreement;

provided that in the case of the third and ninth bullets above, each donee, distributee or transferee shall agree to the restrictions described in the immediately preceding paragraph concurrently with such transfer or distribution.

The restrictions described above do not apply to the Class A Subordinate Voting Shares to be sold by the Selling Shareholders in the Offering. In addition, the restrictions described above do not apply to the Company with respect to:

•	the Class A Subordinate Voting Shares to be sold by the Company in the Offering;
•	the issuance of Class A Subordinate Voting Shares upon the conversion of Class B multiple voting shares in accordance with their terms;
•	the issuance by the Company of subject shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof;
•	subject shares issued or options or other securities granted pursuant to our incentive plans disclosed in the documents incorporated by reference into this Prospectus Supplement;
•	the filing by the Company of one or more registration statements on Form S-8;
•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of subject shares, provided that such plan does not provide for the transfer of subject shares during the restricted period and that to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of subject shares may be made under such plan during the restricted period;
•	the entry into an agreement providing for the issuance by the Company of Class A Subordinate Voting Shares or any security convertible into or exercisable for Class A Subordinate Voting Shares in connection with the acquisition by the Company or any of its subsidiaries of the securities, business, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by the Company in connection with such acquisition, and the issuance of any such securities pursuant to any such agreement, or the entry into an agreement providing for the issuance of Class A Subordinate Voting Shares or any security convertible into or exercisable for Class A Subordinate Voting Shares in connection with joint ventures, commercial relationships or other strategic corporate transactions, and the issuance of any such securities pursuant to any such agreement; provided that in the case of this exception, the aggregate number of Class A Subordinate Voting Shares that the Company may sell or issue or agree to sell or issue pursuant to this exception shall not exceed 10% of the total number of subject shares issued and outstanding immediately following the completion of the Offering and each recipient of Class A Subordinate Voting Shares or securities convertible into or exercisable or exchangeable for Class A Subordinate Voting Shares pursuant to this exception shall execute a lock-up agreement substantially in the form entered into by our other securityholders in connection with the Offering.

Morgan Stanley & Co. LLC, in its sole discretion, may release the subject shares subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Subordinate Voting Shares. Specifically, the Underwriters may sell more shares than they are obligated to purchase under the Underwriting Agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the Underwriters under the Over-Allotment Option. The Underwriters can close out a covered short sale by exercising the Over-Allotment Option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the Underwriters will consider, among other things, the open market price of shares compared to the price available under the Over-Allotment Option. The Underwriters may also sell shares in excess of the Over-Allotment Option, creating a naked short position. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Class A Subordinate Voting Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. As an additional means of facilitating the Offering, the Underwriters may bid for, and purchase, Class A Subordinate Voting Shares in the open market to stabilize the price of such shares. These activities may raise or maintain the market price of the Class A Subordinate Voting Shares above independent market levels or prevent or retard a decline in the market price of the Class A Subordinate Voting Shares. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

In accordance with Canadian securities laws, the Underwriters may not, throughout the period of distribution, bid for or purchase the Class A Subordinate Voting Shares. Exceptions, however, exist where the bid or purchase is not made to create the appearance of active trading in, or rising prices of, the Class A Subordinate Voting Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable Canadian securities regulatory authorities and the TSX, including the Universal Market Integrity Rules for Canadian Marketplaces, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the Offering and pursuant to the first exception mentioned above, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Class A Subordinate Voting Shares at levels other than those which might otherwise prevail on the open market. Any of the foregoing activities may have the effect of preventing or slowing a decline in the market price of the Class A Subordinate Voting Shares. They may also cause the price of the Class A Subordinate Voting Shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The Underwriters may conduct these transactions on the NYSE, the TSX, in the OTC market or otherwise. If the Underwriters commence any of these transactions, they may discontinue them at any time.

The Company and the Selling Shareholders have agreed to indemnify the Underwriters, and the Underwriters have agreed to indemnify the Company and the Selling Shareholders, against certain liabilities, including liabilities under the Securities Act and applicable Canadian securities laws. The Selling Shareholders and the Company have also agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act and applicable Canadian securities laws.

The accompanying Shelf Prospectus as supplemented by this Prospectus Supplement in electronic format may be made available on websites maintained by one or more Underwriters or selling group members, if any, participating in the Offering. The representatives may agree to allocate a number of Offered Shares to Underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to Underwriters that may make internet distributions on the same basis as other allocations.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Offering is expected to close on or about          , 2016 or such later date as we and the Underwriters may agree but, in any event, not later than          , 2016.

Conflicts of Interest

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Underwriters and their respective affiliates have, from time to time, performed and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In 2011, we entered into a revolving credit facility with an affiliate of RBC Dominion Securities Inc., that is annually renewable. In 2013, the borrowing limit on this credit facility was increased to $1.5 million. This credit facility is secured by cash and cash equivalents and its interest rate is tied to the Bank of Canada prime lending rate plus 0.3%. As of the date of this Prospectus Supplement, no amounts were drawn on this credit facility and $1.05 million under the facility was pledged as collateral for letters of credit.

The Company is in compliance with all covenants contained in its credit agreement with an affiliate of RBC Dominion Securities Inc. and none of the lenders thereunder has waived a breach of the credit agreement since its execution. Other than as disclosed in the Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference therein for purposes of the Offering, the financial position of the Company has not materially changed since any amounts under the facility were pledged as collateral for letters of credit. The decision to sell the Treasury Shares and the determination of the terms of the Offering were made by negotiation among the Company, the Selling Shareholders and the Underwriters. The lending affiliate of RBC Dominion Securities Inc. did not have any involvement in such decision or determination. As a consequence of the Offering, RBC Dominion Securities Inc. will receive its proportionate share of the Underwriters’ discounts and commissions for the Offering.

In addition, ordinary course of their various business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The Underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

The price of the Offered Shares was determined by negotiation among the Company, the Selling Shareholders and the Underwriters, with reference to the then-current market price of the Class A Subordinate Voting Shares.

Selling Restrictions

Other than in the United States and each of the provinces and territories of Canada, other than Québec, no action has been taken by the Company that would permit a public offering of the Offered Shares in any jurisdiction where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, an offer to the public of any of our Class A Subordinate Voting Shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of our Class A Subordinate Voting Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or
(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our Class A Subordinate Voting Shares shall result in a requirement for the publication by the Company or any Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our Class A Subordinate Voting Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our Class A Subordinate Voting Shares to be offered so as to enable an investor to decide to purchase any of our Class A Subordinate Voting Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each Underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of our Class A Subordinate Voting Shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and
(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our Class A Subordinate Voting Shares in, from or otherwise involving the United Kingdom.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, Canadian counsel to the Company, and Blake, Cassels & Graydon LLP, Canadian counsel to the Underwriters, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) generally applicable to a holder who acquires, as beneficial owner, Offered Shares pursuant to the Offering. This summary only applies to a holder who, for the purposes of the Tax Act and at all relevant times: (i) deals at arm’s length with the Company, the Underwriters and the Selling Shareholders and is not affiliated with the Company, the Underwriters or the Selling Shareholders and (ii) acquires and holds the Offered Shares as capital property (a “Holder”). The Offered Shares will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon: (i) the current provisions of the Tax Act in force as of the date hereof; (ii) all specific proposals (the “Tax Proposals”) to amend the Tax Act that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; (iii) the Canada-United States Tax Convention (1980), as amended (the “Treaty”) and (iv) counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) made publicly available prior to the date hereof.

This summary assumes that all such Tax Proposals will be enacted in the form currently proposed but no assurance can be given that they will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, regulatory, administrative, governmental or judicial interpretation, decision or action, nor does it take into account the tax laws of any province or territory of Canada or of any jurisdiction outside of Canada, which may differ from the Canadian federal income tax considerations described herein.

Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares must be determined in Canadian dollars based on the rate of exchange quoted by the Bank of Canada at noon on the date such amount arose or such other rate of exchange as may be acceptable to the CRA.

This summary is not exhaustive of all possible Canadian federal income tax considerations of purchasing, holding or disposing of the Offered Shares. Moreover, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder and no representation with respect to the income tax consequences to any particular Holder is made. Accordingly, Holders are urged to consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of Offered Shares in their particular circumstances.

Holders Resident in Canada

This portion of the summary applies to a Holder who, for purposes of the Tax Act and at all relevant times, is or is deemed to be a resident of Canada (a “Resident Holder”). This summary is not applicable to a Resident Holder: (i) that is a “financial institution” within the meaning of the Tax Act (including for the purposes of the mark-to-market rules in the Tax Act); (ii) that is a “specified financial institution” within the meaning of the Tax Act; (iii) that reports its “Canadian tax results” within the meaning of the Tax Act in a currency other than Canadian currency; (iv) an interest in which is a “tax shelter investment” within the meaning of the Tax Act; or (v) that enters into or has entered into, with respect to the Offered Shares, a “derivative forward agreement” as that term is defined in the Tax Act. Such Resident Holders should consult their own tax advisors.

A Resident Holder whose Offered Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have its Offered Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Such Resident Holders should consult their own tax advisors as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

Additional considerations, not discussed herein, may be applicable to a Resident Holder that is a corporation resident in Canada, and is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of Offered Shares, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Resident Holders should consult their tax advisors with respect to the consequences of acquiring Offered Shares.

Dividends on Offered Shares

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividend received or deemed to be received on the Offered Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividend will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. Taxable dividends that are designated by the Company as “eligible dividends” will be subject to an enhanced gross-up and tax credit regime in accordance with the rules in the Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, a taxable dividend received by a Resident Holder that is a corporation may be treated as proceeds of disposition or a capital gain pursuant to the rules in subsection 55(2) of the Tax Act. Corporate Resident Holders should contact their own tax advisors with respect to the application of these rules in their particular circumstances.

Dispositions of Offered Shares

A Resident Holder who disposes of or is deemed for the purposes of the Tax Act to have disposed of an Offered Share (other than to the Company unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition are greater (or are less) than the total of: (i) the adjusted cost base as defined in the Tax Act to the Resident Holder of the Offered Shares immediately before the disposition or deemed disposition, and (ii) any reasonable costs of disposition. For purposes of determining the adjusted cost base to a Resident Holder of Offered Shares acquired pursuant to this Offering, the cost of such Offered Shares will be averaged with the adjusted cost base of all other Class A Subordinate Voting Shares (if any) held by the Resident Holder as capital property immediately before that time.

A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in the taxation year of disposition against taxable capital gains realized in the same taxation year. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.

If a Resident Holder is a corporation, any capital loss realized on a disposition or deemed disposition of Offered Shares may, in certain circumstances prescribed by the Tax Act, be reduced by the amount of any dividends which have been received or which are deemed to have been received on such Offered Shares. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares directly or indirectly through a partnership or a trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Other Taxes

A Resident Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, will generally be liable to pay a refundable tax under Part IV of the Tax Act on dividends received on the Offered Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year. This tax will generally be refunded to the corporation when sufficient taxable dividends are paid while it is a private corporation or a subject corporation.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains realized on the disposition of Offered Shares.

Capital gains realized and taxable dividends received by a Resident Holder who is an individual (other than certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors in this regard.

Holders Not Resident in Canada

This portion of the summary applies to a Holder who, for purposes of the Tax Act and at all relevant times, (i) is not and is not deemed to be a resident of Canada, and (ii) and does not use or hold, and is not deemed to use or hold, Offered Shares in the course of carrying on, or otherwise in connection with, a business in Canada (a “Non-Canadian Holder”). Special rules, which are not discussed in this summary, apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere. Such Non-Canadian Holders should consult their own tax advisors.

Dividends on Offered Shares

Dividends paid or credited or deemed to be paid or credited to a Non-Canadian Holder on the Offered Shares will be subject to Canadian withholding tax. The Tax Act imposes withholding tax at a rate of 25% on the gross amount of the dividend, although such rate may be reduced by virtue of an applicable tax treaty. For example, under the Treaty, where dividends on the Offered Shares are considered to be paid to a Non-Canadian Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to all of the benefits of, the Treaty (a “Qualifying Person”), the applicable rate of Canadian withholding tax is generally reduced to 15% (or to 5% if such Non-Canadian Holder is a Qualifying Person that is a company that for purposes of Article X(2)(a) of the Treaty owns at least 10% of the Company’s voting shares). The Company will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Canadian Holder’s account.

Disposition of Offered Shares

A Non-Canadian Holder will not be subject to Canadian federal income tax under the Tax Act on a capital gain realized on a disposition or deemed disposition of an Offered Share unless, at the time of disposition, such Offered Share constitutes “taxable Canadian property” to the Non-Canadian Holder for the purposes of the Tax Act and the Non-Canadian Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident.

If an Offered Share is listed on a designated stock exchange for purposes of the Tax Act (which includes the TSX) at the time it is disposed of, such Offered Share will generally not constitute “taxable Canadian property” to a Non-Canadian Holder unless, at that time or at any particular time within the preceding 60 months,

•	25% or more of the issued shares of any class or series of the Company’s shares were owned by one or any combination of (1) the Non-Canadian Holder, (2) persons with whom the Non-Canadian Holder did not deal at “arm’s length” (within the meaning of the Tax Act), and (3) partnerships in which the Non-Canadian Holder or a person described in (2) holds a membership interest directly or indirectly through one or more partnerships, and
•	more than 50% of the fair market value of the Offered Share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such foregoing properties, whether or not such properties exist.

If an Offered Share is taxable Canadian property to a Non-Canadian Holder that is a Qualifying Person, any capital gain realized on a disposition or deemed disposition of such share will nevertheless generally not be subject to Canadian federal income tax by virtue of the Treaty if the value of the Offered Share at the time of the disposition or deemed disposition is not derived principally from “real property situated in Canada” for purposes of the Treaty.

A Non-Canadian Holder whose shares may constitute taxable Canadian property is urged to consult with the Non-Canadian Holder’s own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. RESIDENTS

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the Class A Subordinate Voting Shares acquired pursuant to this prospectus supplement. This discussion does not address all potentially relevant U.S. federal income tax considerations applicable to the ownership or disposition of the Class A Subordinate Voting Shares acquired pursuant to this prospectus supplement, and unless otherwise specifically provided, it does not address any state, local or non-U.S. tax considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., alternative minimum tax or estate or gift tax). Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements.

As used herein, the term “U.S. Holder” means a beneficial owner of our Class A Subordinate Voting Shares that, for U.S. federal income tax purposes, is: (1) a citizen or individual resident of the United States; (2) a corporation (or other entity classified as a corporation for U.S. federal tax purposes) organized under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (4) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has elected to be treated as a U.S. person under applicable U.S. Treasury Regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal tax purposes) holds our Class A Subordinate Voting Shares, the tax treatment of a partner in the partnership or other entity or arrangement will generally depend upon the status of the partner and the activities of the partnership. Prospective investors who are partners in partnerships (or other entities or arrangements treated as partnerships for U.S. federal tax purposes) that are beneficial owners of our Class A Subordinate Voting Shares are urged to consult their tax advisors regarding the tax consequences of the ownership and disposition of Class A Subordinate Voting Shares acquired pursuant to this prospectus supplement.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and existing and proposed U.S. Treasury Regulations, all of which are subject to differing interpretations and changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein, possibly on a retroactive basis. This summary is not binding on the U.S. Internal Revenue Service (the “IRS”), and the IRS is not precluded from taking a position that is different from, and contrary to, the discussion set forth in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the ownership and disposition of the Class A Subordinate Voting Shares acquired pursuant to this prospectus supplement, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules, including, but not limited to, tax exempt organizations, partnerships and other pass through entities and their owners, banks or other financial institutions, insurance companies, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold our Class A Subordinate Voting Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other similar arrangements, persons that acquired our Class A Subordinate Voting Shares in connection with the exercise of employee stock options or otherwise as compensation for services, dealers in securities or foreign currencies, traders in securities electing to mark to market, U.S. persons whose functional currency (as defined in the Code) is not the U.S. dollar, holders subject to the alternative minimum tax, U.S. expatriates, persons that hold our Class A Subordinate Voting Shares other than as a capital asset within the meaning of the Code, or persons that own directly, indirectly or by application of the constructive ownership rules of the Code 10% or more of our shares by voting power or by value.

This summary is of a general nature only and is not intended to be tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors are urged to consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. income and other tax considerations relevant to them, having regard to their particular circumstances.

Distributions

We have never declared or paid any dividends on our Class A Subordinate Voting Shares and do not intend to pay dividends in the foreseeable future. However, in the event that we do make a distribution with respect to our Class A Subordinate Voting Shares, subject to the passive foreign investment company rules below, a U.S. Holder will generally recognize, to the extent out of our current and accumulated earnings and profits (determined in accordance with U.S. federal income tax principles), dividend income on the receipt of the distribution on our Class A Subordinate Voting Shares. Because we do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes.

The amount of any distributions paid in Canadian dollars will equal the U.S. dollar value of such distributions determined by reference to the exchange rate on the day they are received by the U.S. Holder (with the value of such distributions computed before any reduction for any Canadian withholding tax). A U.S. Holder will have a tax basis in Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss generally will be treated as U.S. source ordinary income or loss.

Provided that we are not treated as a passive foreign investment company in the current or prior taxable year, as discussed below, we believe that we are a “qualified foreign corporation,” and therefore dividends paid by us to certain non-corporate U.S. Holders may be eligible for a preferential tax rate provided applicable holding period and no-hedging requirements are satisfied. Any amount of such distributions treated as dividends generally will not be eligible for the dividends received deduction available to certain U.S. corporate shareholders.

As discussed above under “Material Canadian Federal Income Tax Consequences for Non-Canadian Residents”, distributions to a U.S. Holder with respect to our Class A Subordinate Voting Shares will be subject to Canadian non-resident withholding tax. Any Canadian withholding tax paid will not reduce the amount treated as received by the U.S. Holder for U.S. federal income tax purposes. However, subject to limitations imposed by U.S. law, a U.S. Holder may be eligible to receive a foreign tax credit for the Canadian withholding tax. Because the rules applicable to the foreign tax credit rules are complex, U.S. Holders are urged to consult their advisors concerning the application of these rules in light of their particular circumstances. U.S. Holders who do not elect to claim a foreign tax credit may be able to claim an ordinary income tax deduction for Canadian income tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year.

Dispositions

Subject to the passive foreign investment company rules discussed below, upon a sale, exchange or other taxable disposition of a Class A Subordinate Voting Share, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition) and the tax basis of such Class A Subordinate Voting Share. Such gain or loss will be a long-term capital gain or loss if the Class A Subordinate Voting Share has been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of certain non-corporate taxpayers are eligible for reduced rates of taxation. For both corporate and non-corporate taxpayers, limitations apply to the deductibility of capital losses.

Passive Foreign Investment Company

A foreign corporation will be considered a passive foreign investment company, or a PFIC, for any taxable year in which (1) 75% or more of its gross income is “passive income” or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains. We currently do not believe that we were a PFIC in the preceding taxable year nor do we anticipate that we will be a PFIC in the current taxable year or in the foreseeable future. However, the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and is not determinable until after the end of such taxable year. Because of the above described uncertainties, there can be no assurance that the IRS will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for any taxable year. If we are classified as a PFIC in any year a U.S. Holder owns our Class A Subordinate Voting Shares, certain adverse tax consequences could apply to such U.S. Holder. Certain elections may be available (including a mark-to-market election) to U.S. Holders that may mitigate some of the adverse consequences resulting from our treatment as a PFIC. U.S. Holders are urged to consult their tax advisors regarding the application of PFIC rules to their investments in our Class A Subordinate Voting Shares and whether to make an election or protective election.

Net Investment Income Tax

Certain U.S. Holders who are individuals, estates or trusts are required to pay 3.8 percent tax on their “net investment income,” which includes, among other items, dividends and net gain from the sale or other disposition of property (other than property held in certain trades or businesses). U.S. Holders who are individuals, estates or trusts are urged to consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our Class A Subordinate Voting Shares.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in our Class A Subordinate Voting Shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in our Class A Subordinate Voting Shares. U.S. Holders are urged to consult their tax advisors regarding information reporting requirements relating to their ownership of our Class A Subordinate Voting Shares.

RISK FACTORS

An investment in the Offered Shares involves risks. Before purchasing the Offered Shares, prospective investors should carefully consider the information contained in, or incorporated by reference into, this Prospectus Supplement and the Shelf Prospectus, including, without limitation, the risk factors disclosed in the Annual Report, the 2015 Annual MD&A and the Q2 2016 MD&A. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the Offered Shares could be materially adversely affected.

Risks Relating to the Offering

Discretion in use of proceeds.

We will have broad discretion concerning the use of the net proceeds of the Offering as well as the timing of any expenditures. As a result, a purchaser of Offered Shares will be relying on the judgment of management with respect to the application of the net proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, our financial performance and financial condition may be adversely affected and the Class A Subordinate Voting Shares could lose value.

Sales of a significant number of Class A Subordinate Voting Shares in the public markets, or the perception of such sales, could depress the market price of the Class A Subordinate Voting Shares.

Sales of a substantial number of Class A Subordinate Voting Shares or equity-linked securities in the public markets by the Company could depress the market price of the Class A Subordinate Voting Shares and impair the Company’s ability to raise capital through the sale of additional equity securities. The Company cannot predict the effect that future sales of Class A Subordinate Voting Shares or equity-linked securities would have on the market price of the Class A Subordinate Voting Shares.

Our dual class structure has the effect of concentrating voting control and the ability to influence corporate matters with those shareholders who held our shares prior to our initial public offering, including our executive officers and directors and their affiliates.

Our Class B multiple voting shares have 10 votes per share and our Class A Subordinate Voting Shares have one vote per share. As of August 12, 2016, shareholders who hold Class B multiple voting shares, including our executive officers and directors and their affiliates, together hold approximately 66.55% of the voting power of our outstanding voting shares and therefore have significant influence over our management and affairs and over all matters requiring shareholder approval, including election of directors and significant corporate transactions.

In addition, because of the 10-to-1 voting ratio between our Class B multiple voting shares and Class A Subordinate Voting Shares, the holders of our Class B multiple voting shares collectively continue to control a majority of the combined voting power of our voting shares even where the Class B multiple voting shares represent a substantially reduced percentage of our total outstanding shares. The concentrated voting control of holders of our Class B multiple voting shares limits the ability of our Class A Subordinate Voting Shareholders to influence corporate matters for the foreseeable future, including the election of directors as well as with respect to decisions regarding amendment of our share capital, creating and issuing additional classes of shares, making significant acquisitions, selling significant assets or parts of our business, merging with other companies and undertaking other significant transactions. As a result, holders of Class B multiple voting shares have the ability to influence many matters affecting us and actions may be taken that our Class A Subordinate Voting Shareholders may not view as beneficial. The market price of our Class A Subordinate Voting Shares could be adversely affected due to the significant influence and voting power of the holders of Class B multiple voting shares. Additionally, the significant voting interest of holders of Class B multiple voting shares may discourage transactions involving a change of control, including transactions in which an investor, as a holder of the Class A Subordinate Voting Shares, might otherwise receive a premium for the Class A Subordinate Voting Shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed by one or more holders of Class B multiple voting shares.

Future transfers by holders of Class B multiple voting shares will generally result in those shares converting to Class A Subordinate Voting Shares, which will have the effect, over time, of increasing the relative voting power of those holders of Class B multiple voting shares who retain their shares. Each of our directors and officers owes a fiduciary duty to Shopify and must act honestly and in good faith with a view to the best interests of Shopify. However, any director and/or officer that is a shareholder, even a controlling shareholder, is entitled to vote his or her shares in his or her own interests, which may not always be in the interests of our shareholders generally.

Our articles of incorporation amend certain default rights provided for under the CBCA for holders of Class B multiple voting shares and Class A Subordinate Voting Shares to vote separately as a class for certain types of amendments to our articles. Specifically, neither the holders of the Class B multiple voting shares nor Class A Subordinate Voting Shares shall be entitled to vote separately as a class upon a proposal to amend our articles of incorporation to (1) increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class; or (2) create a new class of shares equal or superior to the shares of such class, which rights are otherwise provided for in paragraphs (a) and (e) of subsection 176(1) of the CBCA. Pursuant to our amended articles of incorporation, neither holders of our Class A Subordinate Voting Shares nor holders of our Class B multiple voting shares are entitled to vote separately as a class on a proposal to amend our articles to effect an exchange, reclassification or cancellation of all or part of the shares of such class pursuant to Section 176(1)(b) of the CBCA unless such exchange, reclassification or cancellation: (a) affects only the holders of that class; or (b) affects the holders of Class A Subordinate Voting Shares and Class B multiple voting shares differently, on a per share basis, and such holders are not already otherwise entitled to vote separately as a class under applicable law or our restated articles of incorporation in respect of such exchange, reclassification or cancellation.

Pursuant to our restated articles of incorporation, holders of Class A Subordinate Voting Shares and Class B multiple voting shares are treated equally and identically, on a per share basis, in certain change of control transactions that require approval of our shareholders under the CBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of our Class A Subordinate Voting Shares and Class B multiple voting shares, each voting separately as a class.

The market price of our Class A Subordinate Voting Shares may be volatile.

The market price of our Class A Subordinate Voting Shares has fluctuated in the past and we expect it to fluctuate in the future, and it may decline. Since our Class A Subordinate Voting Shares were sold in our initial public offering in May 2015 at a price of $17.00 per share our share price has ranged from $18.48 through $42.13 through August 12, 2016. We cannot assure you that an active trading market for our Class A Subordinate Voting Shares will be sustained, and we therefore cannot assure you that you will be able to sell your shares of our Class A Subordinate Voting Shares when you would like to do so, or that you will obtain your desired price for your shares, and you could lose all or part of your investment. Some of the factors that may cause the market price of our Class A Subordinate Voting Shares to fluctuate include:

•	significant volatility in the market price and trading volume of comparable companies;
•	actual or anticipated changes or fluctuations in our operating results or in the expectations of market analysts;
•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;
•	short sales, hedging and other derivative transactions in our shares;
•	announcements of technological innovations, new products, strategic alliances or significant agreements by us or by our competitors;
•	changes in the prices of our solutions or the prices of our competitors’ solutions;
•	litigation or regulatory action against us;
•	investors’ general perception of us and the public’s reaction to our press releases, our other public announcements and our filings with the U.S. Securities and Exchange Commission, or the SEC, and Canadian securities regulators;
•	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in general political, economic, industry and market conditions and trends;
•	sales of our Class A Subordinate Voting Shares and Class B multiple voting shares by our directors, executive officers and existing shareholders, including in this Offering;
•	recruitment or departure of key personnel; and
•	the other risk factors described in the Annual Report.

In addition, the stock markets have historically experienced substantial price and volume fluctuations, particularly in the case of shares of technology companies, and such fluctuations and other broad market and industry factors may harm the market price of our Class A Subordinate Voting Shares. Hence, the price of our Class A Subordinate Voting Shares could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the share price of our Class A Subordinate Voting Shares regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs, our management’s attention and resources could be diverted and it could harm our business, operating results and financial condition.

Because we do not expect to pay any dividends on our Class A Subordinate Voting Shares for the foreseeable future, investors may never receive a return on their investment.

We have never declared or paid any dividends on our securities. We do not have any present intention to pay cash dividends on our Class A Subordinate Voting Shares and we do not anticipate paying any cash dividends on our Class A Subordinate Voting Shares in the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare our disclosure documents filed under the Exchange Act in accordance with Canadian disclosure requirements. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we have four months after the end of each fiscal year to file our Annual Report with the SEC and are not be required under the Exchange Act to file quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We currently rely on this exemption with respect to requirements regarding the quorum for any meeting of our shareholders. We may in the future elect to follow home country practices in Canada with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

Provisions of Canadian law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

The Investment Canada Act (Canada) subjects an acquisition of control of us by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant Minister is satisfied that the investment is likely to be of net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their Class A Subordinate Voting Shares.

Provisions of our charter documents and certain Canadian legislation could delay or deter a change of control, limit attempts by our shareholders to replace or remove our current senior management and affect the market price of our Class A Subordinate Voting Shares.

Our restated articles of incorporation authorize our board of directors to issue an unlimited number of preferred shares without shareholder approval and to determine the rights, privileges, restrictions and conditions granted to or imposed on any unissued series of preferred shares. Those rights may be superior to those of our Class A Subordinate Voting Shares and Class B multiple voting shares. For example, preferred shares may rank prior to Class A Subordinate Voting Shares and Class B multiple voting shares as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into Class A Subordinate Voting Shares or Class B multiple voting shares. If we were to issue a significant number of preferred shares, these issuances could deter or delay an attempted acquisition of us or make the removal of management more difficult, particularly in the event that we issue preferred shares with special voting rights. Issuances of preferred shares, or the perception that such issuances may occur, could cause the trading price of our Class A Subordinate Voting Shares to drop.

In addition, provisions in the CBCA and in our restated articles of incorporation and by-laws may have the effect of delaying or preventing changes in our senior management, including provisions that:

•	require that any action to be taken by our shareholders be effected at a duly called annual or special meeting and not by written consent;
•	establish an advance notice procedure for shareholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors; and
•	require the approval of a two-thirds majority of the votes cast by shareholders present in person or by proxy in order to amend certain provisions of our restated articles of incorporation, including, in some circumstances, by separate class votes of holders of our Class A Subordinate Voting Shares and Class B multiple voting shares.

These provisions may frustrate or prevent any attempts by our shareholders to launch a proxy contest or replace or remove our current senior management by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our senior management. Any of these provisions could have the effect of delaying, preventing or deferring a change in control which could limit the opportunity for our Class A Subordinate Voting Shareholders to receive a premium for their Class A Subordinate Voting Shares, and could also affect the price that investors are willing to pay for Class A Subordinate Voting Shares.

Our constating documents permit us to issue an unlimited number of Class A Subordinate Voting Shares and Class B multiple voting shares.

Our restated articles of incorporation permit us to issue an unlimited number of Class A Subordinate Voting Shares and Class B multiple voting shares. We anticipate that we will, from time to time, issue additional Class A Subordinate Voting Shares in the future. Subject to the requirements of the NYSE and the TSX, we will not be required to obtain the approval of shareholders for the issuance of additional Class A Subordinate Voting Shares. Although the rules of the TSX generally prohibit us from issuing additional Class B multiple voting shares, there may be certain circumstances where additional Class B multiple voting shares may be issued, including upon receiving shareholder approval and pursuant to the exercise of stock options under the Legacy Option Plan that were granted prior to our initial public offering. Any further issuances of Class A Subordinate Voting Shares or Class B multiple voting shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings. Additionally, any further issuances of Class B multiple voting shares may significantly lessen the combined voting power of our Class A Subordinate Voting Shares due to the 10-to-1 voting ratio between our Class B multiple voting shares and Class A Subordinate Voting Shares.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Certain of the Company’s directors, namely Steven Collins, Jeremy Levine and Trevor Oelschig, reside outside of Canada. Each of these directors has appointed Shopify Inc., 150 Elgin Street, 8th Floor, Ottawa, Ontario, Canada, K2P 1L4 (Attn: Corporate Secretary) as agent for service of process.

Each of Bessemer Venture Partners VII L.P., Bessemer Venture Partners VII Institutional L.P. and BVP VII Special Opportunity Fund L.P. is incorporated and organized under the laws of a foreign jurisdiction. Each of the foregoing has appointed Osler, Hoskin & Harcourt LLP as agent for service of process at the following address: 100 King Street West, 1 First Canadian Place, Suite 6200, P.O. Box 50, Toronto, Ontario, Canada, M5X 1B8.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain legal matters relating to Canadian law with respect to the Offering will be passed upon on our behalf by Stikeman Elliott LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon on our behalf by Skadden, Arps, Slate, Meagher & Flom LLP and on behalf of the Underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP. The partners, counsel and associates of each of Stikeman Elliott LLP and Blake, Cassels & Graydon LLP, respectively as a group, beneficially own directly and indirectly, less than one percent of our outstanding securities of any class.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The independent auditor of the Company is PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants, at its office in Ottawa, Ontario.

The transfer agent and registrar of our Class A Subordinate Voting Shares in the United States is Computershare Trust Company, N.A. at its principal office in Canton, Massachusetts, and in Canada is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed or furnished with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of PricewaterhouseCoopers LLP; (iv) the consent of Stikeman Elliott LLP; (v) the consent of Blake, Cassels & Graydon LLP; (vi) the Underwriting Agreement; and (vii) the form of indenture relating to debt securities that may be issued under the Shelf Prospectus.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	August 5, 2016

SHOPIFY INC.
$500,000,000
Class A Subordinate Voting Shares
Preferred Shares
Debt Securities
Warrants
Subscription Receipts
Units

Shopify Inc. (the “Company”, “Shopify”, “us” or “we”) may offer and issue from time to time Class A subordinate voting shares (“Class A Subordinate Voting Shares”), preferred shares (“Preferred Shares”), debt securities (“Debt Securities”), warrants (“Warrants”) to acquire any of the other securities that are described in this short form base shelf prospectus (the “Prospectus”), subscription receipts (“Subscription Receipts”), units (“Units”) comprised of one or more of any of the other securities that are described in this Prospectus, or any combination of such securities (all of the foregoing collectively, the “Securities” and individually, a “Security”), for up to an aggregate offering price of $500,000,000 (or its equivalent in Canadian dollars or any other currencies), in one or more transactions.

We will provide the specific terms of any offering of Securities, including the specific terms of the Securities with respect to a particular offering and the terms of such offering, in one or more prospectus supplements (each a “Prospectus Supplement”) to this Prospectus. The Securities may be offered separately or together or in any combination, and as separate series. One or more securityholders of the Company may also offer and sell Securities under this Prospectus. See “The Selling Securityholders”.

All dollar amounts in this Prospectus are in United States dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

An investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See “Risk Factors”.

Our Securities may be sold pursuant to this Prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us or any selling securityholders. In connection with any underwritten offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”. A Prospectus Supplement will set out the names of any underwriters, dealers, agents or selling securityholders involved in the sale of our Securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such Securities, including the net proceeds we expect to receive from the sale of such Securities, if any, the amounts and prices at which such Securities are sold and the compensation of such underwriters, dealers or agents.

The Company has two classes of issued and outstanding shares: the Class A Subordinate Voting Shares and the Class B multiple voting shares. The Class B multiple voting shares carry a greater number of votes per share relative to the Class A Subordinate Voting Shares. The Class A Subordinate Voting Shares are therefore “restricted securities” within the meaning of such term under applicable Canadian securities laws. The Class A Subordinate Voting Shares and the Class B multiple voting shares are substantially identical with the exception of the multiple voting and conversion rights attached to the Class B multiple voting shares. Each Class A Subordinate Voting Share is entitled to one vote and each Class B multiple voting share is entitled to ten votes on all matters requiring shareholder approval, and holders of Class A Subordinate Voting Shares and Class B multiple voting shares will vote together on all matters subject to a vote of holders of both those classes of shares as if they were one class of shares, except to the extent that a separate vote of holders as a separate class is required by law or provided by our restated articles of incorporation. The Class B multiple voting shares are convertible into Class A Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof and automatically in certain other circumstances. The holders of Class A Subordinate Voting Shares benefit from contractual provisions that give them certain rights in the event of a take-over bid for the Class B multiple voting shares. See “Description of the Share Capital of the Company – Take-Over Bid Protection”.

Our Class A Subordinate Voting Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “SHOP” and on the Toronto Stock Exchange (the “TSX”) under the symbol “SH”. On August 4, 2016, the last trading day prior to the date of this Prospectus, the closing prices of the Class A Subordinate Voting Shares on the NYSE and the TSX were $36.85 and C$47.96, respectively.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shopify is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. We prepare our annual financial statements and our interim financial statements in accordance with accounting principles generally accepted in the United States of America.

Purchasers of Securities should be aware that the acquisition of Securities may have tax consequences both in the United States and in Canada. This Prospectus does not discuss U.S. or Canadian tax consequences and any such tax consequences may not be described fully in any applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada, and that all or a substantial portion of the assets of the Company and said persons are located outside of the United States.

ABOUT THIS SHORT FORM BASE SHELF PROSPECTUS

We have not authorized anyone to provide readers with information different from that contained in this Prospectus (or incorporated by reference herein) or in any free writing prospectus prepared by us. We take no responsibility for, and can provide no assurance as to the reliability of any other information that others may give readers of this Prospectus. We are not making an offer of Securities in any jurisdiction where the offer is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date of this Prospectus or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements. We do not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference herein.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at the address set forth on the cover page of this Prospectus, and are also available electronically at www.sedar.com (“SEDAR”) and www.sec.gov (“EDGAR”).

The following documents, filed by the Company with securities commissions or similar authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	Shopify’s audited consolidated financial statements as at December 31, 2015 and December 31, 2014 and for each of the three years in the period ended December 31, 2015, together with the notes thereto and the auditors’ report thereon;
(b)	Shopify’s Management’s Discussion and Analysis for the year ended December 31, 2015;
(c)	Shopify’s annual report on Form 20-F dated February 16, 2016 for the year ended December 31, 2015 (which, for purposes of applicable Canadian securities laws, constitutes our annual information form);
(d)	Shopify’s Management Information Circular dated May 4, 2016 in connection with the annual general meeting of the shareholders of Shopify held on June 8, 2016;
(e)	Shopify’s unaudited interim condensed consolidated financial statements for the six-month periods ended June 30, 2016 and 2015, together with the notes thereto; and
(f)	Shopify’s Management’s Discussion and Analysis for the six-month periods ended June 30, 2016 and 2015.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information) and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of the Company filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of any offering under this Prospectus shall be deemed to be incorporated by reference into this Prospectus. In addition, all documents filed on Form 6-K or Form 40-F by the Company with the SEC on or after the date of this Prospectus shall be deemed to be incorporated by reference into the registration statement on Form F-10 (the “Registration Statement”) of which this Prospectus forms a part, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

Upon a new annual information form and annual consolidated financial statements being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management’s discussion and analysis of financial condition and results of operations, and material change reports, filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

References to our website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and we disclaim any such incorporation by reference.

Any “template version” of “marketing materials” (as those terms are defined in National Instrument 41-101— General Prospectus Requirements) pertaining to a distribution of Securities filed after the date of a Prospectus Supplement and before termination of the distribution of Securities offered pursuant to such Prospectus Supplement will be deemed to be incorporated by reference into the Prospectus Supplement for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information in relation to the Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and shall be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement but only for the purposes of the offering of the Securities covered by that Prospectus Supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated herein by reference contain forward-looking statements about Shopify’s business outlook, objectives, strategies, plans, strategic priorities and results of operations as well as other statements that are not historical facts. A statement Shopify makes is forward-looking when it uses what Shopify knows and expects today to make a statement about the future. In some cases, you can identify forward-looking statements by words such as “may”, “might”, “will”, “should”, “could”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “continue”, or the negative of these terms or other similar words. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All such forward-looking statements are made under the provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and forward-looking information within the meaning of applicable Canadian securities legislation.

Specifically, without limiting the generality of the foregoing, all statements included in this Prospectus, including the documents incorporated by reference herein, that address activities, events or developments that Shopify expects or anticipates will or may occur in the future, and other statements that are not historical facts, are forward-looking statements. These statements are based upon our management’s perception of historic trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Although we believe that the plans, intentions, expectations, assumptions and strategies reflected in these forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors, including but not limited to the risks described in detail in the section entitled “Risk Factors” and elsewhere in documents incorporated by reference herein, that may cause our actual results to be materially different from any future results expressed or implied by these forward-looking statements. Accordingly, prospective purchasers should not place undue reliance on the forward-looking statements contained in this Prospectus or in the documents incorporated by reference herein.

Forward-looking statements made in this Prospectus and in the documents incorporated herein by reference are based on a number of assumptions that Shopify believed were reasonable on the day it made the forward-looking statements. Refer to the documents incorporated by reference herein for certain assumptions that Shopify has made in preparing forward-looking statements. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

The forward-looking statements in this Prospectus represent our views as of the date of this Prospectus and forward-looking statements contained in the documents incorporated herein by reference represent our views as of the date of such documents, unless otherwise indicated in such documents. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law.

Prospective purchasers are cautioned that the risks referred to above are not the only ones that could affect Shopify. Additional risks and uncertainties not currently known to Shopify or that Shopify currently deems to be immaterial may also have a material adverse effect on Shopify’s financial position, financial performance, cash flows, business or reputation.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated under and governed by the Canada Business Corporations Act (the “CBCA”). Most of our directors and officers reside principally in Canada, and the majority of our assets and all or a substantial portion of the assets of these persons is located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed The Corporation Trust Company as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of Securities under this Prospectus.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

We express all amounts in this Prospectus in U.S. dollars, except where otherwise indicated. References to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. On August 4, 2016, the Bank of Canada noon rate of exchange was US$1.00 = C$1.3025 or C$1.00 = US$0.7678.

WHERE YOU CAN FIND MORE INFORMATION

Shopify files certain reports with, and furnishes other information to, each of the SEC and certain securities regulatory authorities of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. As a foreign private issuer, Shopify is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and Shopify’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Shopify’s reports and other information filed or furnished with or to the SEC are available, from EDGAR at www.sec.gov, as well as from commercial document retrieval services. You may also read (and by paying a fee, copy) any document Shopify files with or furnishes to the SEC at the SEC’s public reference room in Washington, D.C. (100 F Street N.E., Washington, D.C. 20549). Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You may also inspect Shopify’s SEC filings at the NYSE, 20 Broad Street, New York, New York 10005. Shopify’s Canadian filings are available on SEDAR at www.sedar.com.

Shopify has filed with the SEC under the Securities Act the Registration Statement relating to the Securities being offered hereunder, of which this Prospectus forms part. This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus but contained in the Registration Statement will be available on the SEC’s website at www.sec.gov.

SHOPIFY INC.

Shopify provides the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants use our software to run their business across all of their sales channels, including web and mobile storefronts, social media storefronts, and physical retail locations. As the number of channels over which merchants transact continues to expand, the importance of a multi-channel platform that is both fully integrated and easy to use increases. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, ship orders, build customer relationships and leverage analytics and reporting all from one integrated back office. Commerce transacted over mobile devices continues to grow more rapidly than desktop transactions. For several years Shopify has focused on enabling mobile commerce and our merchants will soon be able to offer their customers the ability to quickly and securely check out by using Android Pay or Apple Pay on the web. Using Shopify Mobile, our iPhone and Android application, merchants have the ability to track and manage their business on the go. The Shopify platform has been engineered to enterprise-level standards and functionality while being designed for simplicity and ease-of-use. We have also designed our platform with a robust technical infrastructure able to manage large spikes in traffic and an application ecosystem to integrate additional functionality. We are constantly innovating and enhancing our platform, with our continuously deployed, multi-tenant architecture ensuring all of our merchants are always using the latest technology.

Shopify’s principal and registered office is located at 150 Elgin Street, 8th floor, Ottawa, Ontario, Canada K2P 1L4. Additional information about our business is included in the documents incorporated by reference into this Prospectus.

THE SELLING SECURITYHOLDERS

Securities may be sold under this Prospectus by way of secondary offering by or for the account of certain of our securityholders. The Prospectus Supplement that we will file in connection with any offering of Securities by selling securityholders will include the following information:

•	the names of the selling securityholders;
•	the number or amount of Securities owned, controlled or directed by each selling securityholder;
•	the number or amount of Securities being distributed for the account of each selling securityholder;
•	the number or amount of Securities to be owned by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities;
•	whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only; and
•	all other information that is required to be included in the applicable Prospectus Supplement.

USE OF PROCEEDS

The net proceeds to the Company from any offering of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities.

DESCRIPTION OF THE SHARE CAPITAL OF THE COMPANY

Our authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares of which 67,735,774 were issued and outstanding as of August 3, 2016, an unlimited number of Class B multiple voting shares of which 14,076,989 were issued and outstanding as of August 3, 2016, and an unlimited number of preferred shares, issuable in series, none of which are issued and outstanding as of August 5, 2016.

The Class B multiple voting shares carry a greater number of votes per share relative to the Class A Subordinate Voting Shares. The Class A Subordinate Voting Shares are therefore “restricted securities” within the meaning of such term under applicable Canadian securities laws. We are entitled to file this Prospectus on the basis that we comply with Section 12.3(b) of National Instrument 41-101 - General Prospectus Requirements.

Except as described in this Prospectus, the Class A Subordinate Voting Shares and the Class B multiple voting shares have the same rights, are equal in all respects and are treated by the Company as if they were one class of shares.

Rank

The Class A Subordinate Voting Shares and Class B multiple voting shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Company. In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Class A Subordinate Voting Shares and the holders of Class B multiple voting shares are entitled to participate equally in the remaining property and assets of the Company available for distribution to the holders of shares, without preference or distinction among or between the Class A Subordinate Voting Shares and the Class B multiple voting shares, subject to the rights of the holders of any preferred shares.

Dividends

The holders of outstanding Class A Subordinate Voting Shares and Class B multiple voting shares are entitled to receive dividends on a share for share basis at such times and in such amounts and form as our board of directors may from time to time determine, but subject to the rights of the holders of any preferred shares, without preference or distinction among or between the Class A Subordinate Voting Shares and the Class B multiple voting shares. We are permitted to pay dividends unless there are reasonable grounds for believing that: (i) we are, or would after such payment be, unable to pay our liabilities as they become due; or (ii) the realizable value of our assets would, as a result of such payment, be less than the aggregate of our liabilities and stated capital of all classes of shares. In the event of a payment of a dividend in the form of shares, Class A Subordinate Voting Shares shall be distributed with respect to outstanding Class A Subordinate Voting Shares and Class B multiple voting shares shall be distributed with respect to outstanding Class B multiple voting shares, unless otherwise determined by our board.

Voting Rights

Under our restated articles of incorporation, each Class A Subordinate Voting Share is entitled to one vote per share and each Class B multiple voting share is entitled to 10 votes per share. As of August 3, 2016, the Class A Subordinate Voting Shares collectively represent 82.79% of our total issued and outstanding shares and 32.49% of the voting power attached to all of our issued and outstanding shares and the Class B multiple voting shares collectively represent 17.21% of our total issued and outstanding shares and 67.51% of the voting power attached to all of our issued and outstanding shares.

Conversion

The Class A Subordinate Voting Shares are not convertible into any other class of shares. Each outstanding Class B multiple voting share may at any time, at the option of the holder, be converted into one Class A Subordinate Voting Share. Upon the first date that a Class B multiple voting share is Transferred (as defined below) by a holder of Class B multiple voting shares, other than to a Permitted Holder (as defined below) or from any such Permitted Holder back to such holder of Class B multiple voting shares and/or any other Permitted Holder of such holder of Class B multiple voting shares, the holder thereof, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such Class B multiple voting share into a fully paid and non-assessable Class A Subordinate Voting Share, on a share for share basis.

In addition, all Class B multiple voting shares will convert automatically into Class A Subordinate Voting Shares on the date on which the outstanding Class B multiple voting shares represent less than 5% of the aggregate number of outstanding Class A Subordinate Voting Shares and Class B multiple voting shares as a group.

For the purposes of the foregoing:

“Affiliate” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such specified Person;

“Members of the Immediate Family” means with respect to any individual, each parent (whether by birth or adoption), spouse, or child or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Income Tax Act (Canada) as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual;

“Permitted Holders” means, in respect of a holder of Class B multiple voting shares that is an individual, the Members of the Immediate Family of such individual and any Person controlled, directly or indirectly, by any such holder, and in respect of a holder of Class B multiple voting shares that is not an individual, an Affiliate of that holder;

“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company;

“Transfer” of a Class B multiple voting share shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A “Transfer” shall also include, without limitation, (1) a transfer of a Class B multiple voting share to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership) or (2) the transfer of, or entering into a binding agreement with respect to, Voting Control over a Class B multiple voting share by proxy or otherwise, provided, however, that the following shall not be considered a “Transfer”: (a) the grant of a proxy to our officers or directors at the request of our board of directors in connection with actions to be taken at an annual or special meeting of shareholders; or (b) the pledge of a Class B multiple voting share that creates a mere security interest in such share pursuant to a bona fide loan or indebtedness transaction so long as the holder of the Class B multiple voting share continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such Class B multiple voting share or other similar action by the pledgee shall constitute a “Transfer”;

“Voting Control” with respect to a Class B multiple voting share means the exclusive power (whether directly or indirectly) to vote or direct the voting of such Class B multiple voting share by proxy, voting agreement or otherwise.

A Person is “controlled” by another Person or other Persons if: (1) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (2) in the case of a Person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

Subdivision or Consolidation

No subdivision or consolidation of the Class A Subordinate Voting Shares or the Class B multiple voting shares may be carried out unless, at the same time, the Class B multiple voting shares or the Class A Subordinate Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

Certain Class Votes

Except as required by the CBCA, applicable securities laws or our restated articles of incorporation, holders of Class A Subordinate Voting Shares and Class B multiple voting shares will vote together on all matters subject to a vote of holders of both those classes of shares as if they were one class of shares. Under the CBCA, certain types of amendments to our articles are subject to approval by special resolution of the holders of our classes of shares voting separately as a class, including amendments to:

•	change the rights, privileges, restrictions or conditions attached to the shares of that class;
•	increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of that class; and
•	make any class of shares having rights or privileges inferior to the shares of such class equal or superior to the shares of that class.

Without limiting other rights at law of any holders of Class A Subordinate Voting Shares or Class B multiple voting shares to vote separately as a class, neither the holders of the Class A Subordinate Voting Shares nor the holders of the Class B multiple voting shares shall be entitled to vote separately as a class upon a proposal to amend our articles of incorporation in the case of an amendment to (1) increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class; or (2) create a new class of shares equal or superior to the shares of such class, which rights are otherwise provided for in paragraphs (a), and (e) of subsection 176(1) of the CBCA. Pursuant to our restated articles of incorporation, neither holders of our Class A Subordinate Voting Shares nor holders of our Class B multiple voting shares will be entitled to vote separately as a class on a proposal to amend our articles to effect an exchange, reclassification or cancellation of all or part of the shares of such class pursuant to Section 176(1)(b) of the CBCA unless such exchange, reclassification or cancellation: (a) affects only the holders of that class; or (b) affects the holders of Class A Subordinate Voting Shares and Class B multiple voting shares differently, on a per share basis, and such holders are not already otherwise entitled to vote separately as a class under applicable law or our restated articles of incorporation in respect of such exchange, reclassification or cancellation.

Pursuant to our restated articles of incorporation, holders of Class A Subordinate Voting Shares and Class B multiple voting shares will be treated equally and identically, on a per share basis, in certain change of control transactions that require approval of our shareholders under the CBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of our Class A Subordinate Voting Shares and Class B multiple voting shares, each voting separately as a class.

Take-Over Bid Protection

Under applicable Canadian law, an offer to purchase Class B multiple voting shares would not necessarily require that an offer be made to purchase Class A Subordinate Voting Shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of Class A Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Class B multiple voting shares, the holders of not less than 80% of the outstanding Class B multiple voting shares on completion of our initial public offering entered into a customary coattail agreement with Shopify and a trustee (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for dual class, TSX listed corporations designed to prevent transactions that otherwise would deprive the holders of Class A Subordinate Voting Shares of rights under the take-over bid provisions of applicable Canadian securities legislation to which they would have been entitled if the Class B multiple voting shares had been Class A Subordinate Voting Shares.

The undertakings in the Coattail Agreement will not apply to prevent a sale of Class B multiple voting shares by a holder of Class B multiple voting shares party to the Coattail Agreement if concurrently an offer is made to purchase Class A Subordinate Voting Shares that:

(a)	offers a price per Class A Subordinate Voting Share at least as high as the highest price per share paid or required to be paid pursuant to the take-over bid for the Class B multiple voting shares;
(b)	provides that the percentage of outstanding Class A Subordinate Voting Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of outstanding Class B multiple voting shares to be sold (exclusive of Class B multiple voting shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);
(c)	has no condition attached other than the right not to take up and pay for Class A Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Class B multiple voting shares; and
(d)	is in all other material respects identical to the offer for Class B multiple voting shares.

In addition, the Coattail Agreement will not prevent the sale of Class B multiple voting shares by a holder thereof to a Permitted Holder, provided such sale does not or would not constitute a take-over bid or, if so, is exempt or would be exempt from the formal bid requirements (as defined in applicable securities legislation). The conversion of Class B multiple voting shares into Class A Subordinate Voting Shares, shall not, in and of itself, constitute a sale of Class B multiple voting shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any sale of Class B multiple voting shares (including a transfer to a pledgee as security) by a holder of Class B multiple voting shares party to the Coattail Agreement will be conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Class B multiple voting shares are not automatically converted into Class A Subordinate Voting Shares in accordance with our restated articles of incorporation.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Class A Subordinate Voting Shares. The obligation of the trustee to take such action will be conditional on Shopify or holders of the Class A Subordinate Voting Shares providing such funds and indemnity as the trustee may require. No holder of Class A Subordinate Voting Shares will have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Class A Subordinate Voting Shares and reasonable funds and indemnity have been provided to the trustee.

The Coattail Agreement provides that it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada and (b) the approval of at least 66 2/3% of the votes cast by holders of Class A Subordinate Voting Shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to Class A Subordinate Voting Shares held directly or indirectly by holders of Class B multiple voting shares, their affiliates and related parties and any persons who have an agreement to purchase Class B multiple voting shares on terms which would constitute a sale for purposes of the Coattail Agreement other than as permitted thereby.

No provision of the Coattail Agreement limits the rights of any holders of Class A Subordinate Voting Shares under applicable law.

Preferred Shares

We are authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by our board of directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares, and will not be entitled to vote separately as a class upon a proposal to amend our articles of incorporation in the case of an amendment of the kind referred to in paragraph (a), (b) or (e) of subsection 176(1) of the CBCA. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the company, whether voluntary or involuntary, the preferred shares are entitled to preference over the Class A Subordinate Voting Shares, Class B multiple voting shares and any other shares ranking junior to the preferred shares and may also be given such other preferences over Class A Subordinate Voting Shares, Class B multiple voting shares and any other shares ranking junior to the preferred shares as may be determined at the time of creation of such series.

The issuance of preferred shares and the terms selected by our board of directors could decrease the amount of earnings and assets available for distribution to holders of our Class A Subordinate Voting Shares and Class B multiple voting shares or adversely affect the rights and powers, including the voting rights, of the holders of our Class A Subordinate Voting Shares and Class B multiple voting shares without any further vote or action by the holders of our Class A Subordinate Voting Shares and Class B multiple voting shares. The issuance of preferred shares, or the issuance of rights to purchase preferred shares, could make it more difficult for a third-party to acquire a majority of our outstanding voting shares and thereby have the effect of delaying, deferring or preventing a change of control of us or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of our Class A Subordinate Voting Shares.

DESCRIPTION OF DEBT SECURITIES

As of the date of this Prospectus, the Company has no Debt Securities outstanding. The Company may issue Debt Securities, separately or together, with Class A Subordinate Voting Shares, Preferred Shares, Warrants, Subscription Receipts or Units or any combination thereof, as the case may be. The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees (the “Trustee”) that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as

amended. A copy of the form of the Indenture to be entered into has been or will be filed with the SEC as an exhibit to the Registration Statement and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the specific designation of the Debt Securities; any limit on the aggregate principal amount of the Debt Securities; the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;
•	the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;
•	the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;
•	the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;
•	the covenants applicable to the Debt Securities;
•	the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;
•	whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;
•	whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;
•	the denominations in which registered Debt Securities will be issuable, if other than denominations of $2,000 and integral multiples of $1,000 and the denominations in which bearer Debt Securities will be issuable, if other than $5,000;
•	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;
•	if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;
•	material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities;
•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and
•	any other terms of the Debt Securities which apply solely to the Debt Securities.

If we denominate the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, we will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Class A Subordinate Voting Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Class A Subordinate Voting Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Class A Subordinate Voting Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF WARRANTS

As of the date of this Prospectus, the Company has no Warrants outstanding. The Company may issue Warrants, separately or together, with Class A Subordinate Voting Shares, Preferred Shares, Debt Securities, Subscription Receipts or Units or any combination thereof, as the case may be. The Warrants would be issued under a separate Warrant agreement or indenture. The specific terms and provisions that will apply to any Warrants that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Warrants offered;
•	the price or prices, if any, at which the Warrants will be issued;
•	the currency at which the Warrants will be offered and in which the exercise price under the Warrants may be payable;
•	upon exercise of the Warrant, the events or conditions under which the amount of Securities may be subject to adjustment;
•	the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;
•	if applicable, the identity of the Warrant agent;
•	whether the Warrants will be listed on any securities exchange;
•	whether the Warrants will be issued with any other Securities and, if so, the amount and terms of these Securities;
•	any minimum or maximum subscription amount;
•	whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;
•	any material risk factors relating to such Warrants and the Securities to be issued upon exercise of the Warrants;
•	any other rights, privileges, restrictions and conditions attaching to the Warrants and the Securities to be issued upon exercise of the Warrants; and
•	any other material terms or conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

As of the date of this Prospectus, the Company has no Subscription Receipts outstanding. The Company may issue Subscription Receipts, separately or together, with Class A Subordinate Voting Shares, Preferred Shares, Debt Securities, Warrants, or Units or any combination thereof, as the case may be. The Subscription Receipts would be issued under an agreement or indenture. The specific terms and provisions that will apply to any Subscription Receipts that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Subscription Receipts offered;
•	the price or prices, if any, at which the Subscription Receipts will be issued;
•	the manner of determining the offering price(s);
•	the currency at which the Subscription Receipts will be offered and whether the price is payable in installments;
•	the Securities into which the Subscription Receipts may be exchanged;
•	conditions to the exchange of Subscription Receipts into other Securities and the consequences of such conditions not being satisfied;
•	the number of Securities that may be issued upon the exchange of each Subscription Receipt and the price per Security or the aggregate principal amount, denominations and terms of the series of Debt Securities that may be issued upon exchange of the Subscription Receipts, and the events or conditions under which the amount of Securities may be subject to adjustment;
•	the dates or periods during which the Subscription Receipts may be exchanged;
•	the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically exchanged;
•	provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;
•	if applicable, the identity of the Subscription Receipt agent;
•	whether the Subscription Receipts will be listed on any securities exchange;
•	whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms of these Securities;
•	any minimum or maximum subscription amount;
•	whether the Subscription Receipts are to be issued in registered form, “book-entry only” form, noncertificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;
•	any material risk factors relating to such Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;
•	material Canadian federal income tax consequences and United States federal income tax consequences of owning the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;
•	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts; and
•	any other material terms or conditions of the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts.

The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF UNITS

As of the date of this Prospectus, the Company has no Units outstanding. The Company may issue Units, separately or together, with Class A Subordinate Voting Shares, Preferred Shares, Debt Securities, Warrants, or Subscription Receipts or any combination thereof, as the case may be. Each Unit would be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each applicable Security. The specific terms and provisions that will apply to any Units that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Units offered;
•	the price or prices, if any, at which the Units will be issued;
•	the manner of determining the offering price(s);
•	the currency at which the Units will be offered;
•	the Securities comprising the Units;
•	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;
•	any minimum or maximum subscription amount;
•	whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;
•	any material risk factors relating to such Units or the Securities comprising the Units;
•	material Canadian federal income tax consequences and United States federal income tax consequences of owning the Securities comprising the Units;
•	any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and
•	any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

CONSOLIDATED CAPITALIZATION

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

There have been no material changes to the Company’s share and loan capitalization on a consolidated basis since June 30, 2016.

EARNINGS COVERAGE RATIOS

The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.

PRIOR SALES

Prior sales of our Securities will be provided, as required, in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

Trading price and volume of our Securities will be provided, as required, in each Prospectus Supplement to this Prospectus.

PLAN OF DISTRIBUTION

We may offer and sell Securities directly to one or more purchasers, through agents, or through underwriters or dealers designated by us from time to time. We may distribute the Securities from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the times of sale, at prices related to prevailing market prices or at negotiated prices. A description of such pricing will be disclosed in the applicable Prospectus Supplement. We may offer Securities in the same offering, or we may offer Securities in separate offerings.

This Prospectus may also, from time to time, relate to the offering of our Securities by certain selling securityholders. The selling securityholders may sell all or a portion of our Securities beneficially owned by them and offered thereby from time to time directly or through one or more underwriters, broker-dealers or agents. Our Securities may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.

A Prospectus Supplement will describe the terms of each specific offering of Securities, including (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered; (ii) the name or names of any agents, underwriters or dealers involved in such offering of Securities; (iii) the name or names of any selling securityholders; (iv) the purchase price of the Securities offered thereby and the proceeds to, and the portion of expenses borne by, the Company from the sale of such Securities; (v) any agents’ commission, underwriting discounts and other items constituting compensation payable to agents, underwriters or dealers; and (vi) any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers.

If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. Securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers may be changed from time to time.

The Securities may also be sold: (i) directly by the Company or the selling securityholders at such prices and upon such terms as agreed to; or (ii) through agents designated by the Company or the selling securityholders from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company and/or selling securityholder to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a “best efforts” basis for the period of its appointment.

We and/or the selling securityholders may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered under any Prospectus Supplement. Agents, underwriters or dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company and/or the selling securityholders to indemnification by the Company and/or the selling securityholders against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

Agents, underwriters or dealers may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market” offering as defined in and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws which includes sales made directly on an existing trading market for the Class A Subordinate Voting Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to “at-the-market” offerings, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter or dealer involved in an “at-the-market” offering, as defined under applicable Canadian securities laws, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. In the event that the Company determines to pursue an “at-the-market” offering in Canada, the Company will apply for the required exemptive relief from the applicable Canadian securities commissions.

We may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities from us at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.

Each class or series of Securities, other than the Class A Subordinate Voting Shares, that is not a secondary offering will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units may be sold and purchasers may not be able to resell Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units or as to the liquidity of the trading market, if any, for the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor acquiring any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. RESIDENTS

The applicable Prospectus Supplement may describe certain United States federal income tax consequences to an investor acquiring any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

RISK FACTORS

Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the applicable Prospectus Supplement. Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement. Some of the risk factors described herein and in the documents incorporated by reference herein and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the Securities could be materially adversely affected. Additional risks and uncertainties of which we currently are unaware or that are unknown or that we currently deem to be immaterial could have a material adverse effect on our business, financial condition and results of operation. We cannot assure you that we will successfully address any or all of these risks.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to the Securities, the issue and sale of the Securities will be passed upon on our behalf by Stikeman Elliott LLP as to legal matters relating to Canadian law and by Skadden, Arps, Slate, Meagher & Flom LLP as to matters relating to United States law. The partners, counsel and associates of Stikeman Elliott LLP, as a group, beneficially own, directly or indirectly, less than one percent of any class of our securities.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The independent auditor of the Company is PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants, at its office in Ottawa, Ontario.

The transfer agent and registrar of our Class A Subordinate Voting Shares in the United States is Computershare Trust Company, N.A. at its principal office in Canton, Massachusetts, and in Canada is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed or furnished with the SEC as part of the Registration Statement of which this Prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of PricewaterhouseCoopers LLP; and (iv) the form of indenture relating to the Debt Securities. A copy of the form of warrant agreement, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.